MICHELIN

03007601

March 3, 2003

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC RECEIVED PROCESSING
MAR 1 2 2003
WASH, D.C. 165 SECTION

RE: SEC File #82-3354

SUPPL

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Summary of Questions/Answers at the Shareholders' Meeting of January 21st, 2003.
- Summary of Publication in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on January 24, 2003.
- Press Release dated February 12, 2003.
- Press Release dated February 25, 2003.
- Preliminary Offering Memorandum.
- CGEM's consolidated sales figures for 2002 and 2001, as published in the BALO on February 14, 2003.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

William J. Guzick

William J. Guzick
Vice President, Secretary
and General Counsel

3/28

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

Summary of Questions/Answers At the Shareholders' Meeting

January 21st, 2003

In the context of regular meetings with stockholders, nearly 500 people gathered on January 21st, 2003 in Brussels to listen to and share views with the Group's directors. Mr. Edouard Michelin was accompanied by three members of the CEG: Mr. Michel Caron, the Head of Quality, Mr. Christian TSCHANN, the Head of the European Zone, and Mr. Michel ROLLIER, the company's Financial Director.

Tires have seen a lot changes. What types of innovations can be expected in the future?

Vehicles are going through a major renewal process which is taking into account the challenge of safety issues. Road transport and tires are both confronted with these same challenges. Run-flat technology already exists. Within the next 10 years, tires will be equipped with electronics. MICHELIN and BOSCH are collaborating in this area. MICHELIN also believes tires will be produced in different colors.

What is the strategic interest of VIA-MICHELIN in developing free travel assistance sites?

MICHELIN has been involved in travel assistance for a long time. At the beginning of the last century, André and Edouard Michelin were already convinced of the need to assist the development of road transport. In the year 2000, MICHELIN celebrated the 100th Anniversary of the Red Guide. The mobility of the future will require modern means of communication. VIA-MICHELIN's objective is to build a multimedia digital platform. From this platform, digital services will be bought and sold like telephone services. A third phase will begin, where MICHELIN will be working on on-board navigation inside the vehicle. This is a project for 2003/2004.

As far as the environment is concerned, the Challenge Bibendum is known worldwide. Do you have other plans involving innovation and communications in Europe?

The Challenge Bibendum has been a great success. In 2004, it will be almost certainly be held in Asia. MICHELIN has no other plans for initiatives in the short term, because its products and innovations already represent solutions to the requirements imposed by environmental policies.

Does MICHELIN have a recycling policy for end-of-life tires?

In France, MICHELIN has played a leading role in setting up a tire collection and disposal industry. A company has been created for this purpose. The organization of this sector is being carried out according to the terms of a decree issued December 30th , 2002. The company is working in particular with cement-manufacturers to process end-of-life tires.

What are MICHELIN's major challenges for 2003 in Europe, outside France?

The main challenge is related to the evolution of the current economic situation. MICHELIN has seen various crises in the truck-tire sector and has developed a multi-brand strategy. In 2003, the major challenge is to find a way to supply distributors which is tailored to the demand in the truck-tire sector business is beginning to pick up; it is time to speed up production.

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
(Michelin et Cie)

Partnership limited by shares with capital of 283 585 460 Euros
Registered Office: 12, cours Sablon, Clermont-Ferrand (63).
855 200 887 R.C.S. Clermont-Ferrand

SUMMARY

PUBLICATION IN THE FRENCH LEGAL NOTICE BULLETIN (BALO)

DATED JANUARY 24, 2003

Resolution of the Joint Annual and Special Shareholders' Meeting of May 18, 2001. -- In its Fifth Resolution, the Joint Annual and Special Shareholders' Meeting of May 18, 2001, voting in accordance with the provisions of Article L. 443-1 and following of the French Labor Code:

- authorized an increase in the Company's capital, on one or more occasions, through an issue of up to 2,700,000 new shares, which corresponds to 2% of the total capital stock as of May 18, 2001, reserved for employees of the Company and French or international affiliated companies as this is defined by Article L. 225-180 of the French Commercial Code and, with respect to employees in France, who are members of a Group Savings Plan. The shareholders expressly waived their preemptive subscription rights in favor of said beneficiaries;

- resolved that the issue price of the shares subscribed by the beneficiaries described hereinabove may not be less than 80% of the average opening prices of the share during 20 trading sessions prior to the date of Management's resolution setting the initial subscription date, rounded up to the nearest whole euro; and

- in accordance with the legal and regulatory requirements within the limits and under the conditions described above or, if necessary, in accordance with the provisions adopted in the Group Savings Plan, granted all powers to the Managers to determine the terms and conditions of the capital increase no later than five years from the date of said Meeting and, in particular:

    - to approve the list of French or international companies cited above, whose employees participating in a savings plan will be able to participate in the in the capital increase so determined;

    - within the limits set by law, define the conditions that must be met by said employees in order to participate in this capital increase;

    - decide whether these employees will have to participate in the capital increase through individual subscription or a collective shareholding savings vehicle or other facilities or entities permitted by applicable legal or regulatory provisions;

    - decide on the number of shares to be issued, which will be immediately classified with existing shares, set the issue price which may not be less than 80% of the average opening prices of the share for 20 trading sessions prior to the date on which Management sets the opening date for subscription, rounded up to the nearest whole euro;

    - set the subscription period and, within the limits defined by law, set the period given to subscribers to pay for the shares have subscribed;

    - approve any other terms and conditions relating to the capital increase;

- charge the costs of this capital increase against the amount of premiums attached thereto;
- and, generally, do whatever is necessary to carry out the capital increase or any subsequent increases and, in particular, amend the relevant bylaws.

Investors are reminded that, on the basis of this authority and delegation of powers, a first capital increase reserved for employees of the Group in sixteen countries was executed on June 28, 2002 (see note 2 of paragraph 3.1 hereinafter). This first employee shareholding plan was described in an offering memorandum approved by the French *Commission des Opérations de Bourse* on April 5, 2002, under visa No. 02-332.

Management's decision. -- Under the authority and delegation of powers described hereinabove, Management plans to decide on March 27, 2003 to issue to employees of the Michelin Group 1,407,857 shares of the Company, with a par value of €2, representing 0.99% of the capital on the date of said decision.

Description of the offering reserved for employees. -- On March 27, 2003, Management expects to approve the issuance of up to 1,407,857 shares, representing 0.99% of the capital. This offer is reserved for employees of the Company and French or international companies (1) in which it holds, directly or indirectly, at least 50% of the capital; (ii) that have joined the Group Savings Plan created for this purpose; and (iii) whose registered offices are located in the following countries:

> Algeria, Argentina, Australia, Austria, Belgium, Brazil, Cameroon, Canada, Chile, Colombia, Czech Republic, Denmark, Ecuador, Egypt, Estonia, Finland, France, Germany, Greece, Hungary, India, Indonesia, Ireland, Italy, Japan, Latvia, Lebanon, Lithuania, Mexico, Nigeria, Netherlands, New Zealand, Norway, Panama, Peru, Philippines, Poland, Portugal, Romania, Russia, Saudi Arabia, Singapore, Slovakia, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, Venezuela, United Arab Emirates, and the United States.

In addition, the beneficiaries – approximately 110,000 people out of a total Group work force of 130,000 – must demonstrate that they have been employed three months on the date the subscription period is closed, i.e. April 30, 2003.

Pursuant to Article L. 225-138 IV of the French Commercial Code and Articles L 443-1 and following of the French Labor Code, the Company share subscription offer to employees will be made on preferential terms.

Pursuant to the provisions of Article L. 443-5 of the Labor Code and the authority granted by the Joint Annual and Special Shareholders' Meeting of May 18, 2001 cited in 2.2.1.1 above, a discount of up to 20% may be applied to the reference price, which is equal to the average opening prices of the Michelin share on the Paris Bourse for twenty trading sessions prior to the decision of Management described under 2.2.2.2 above.

The capital increase will be executed at the level of the number of shares actually subscribed. If demand exceeds the number of shares being offered, the number of securities allotted will be reduced in a manner to be determined.

Subscribed shares must be held by the owners for a period of five years, except in the event of a case of early release as provided for by Article R. 442-17 of the Labor Code.

France: For information purposes, the cases for early release provided for by Article R. 442-17 of the Labor Code are as follows:

- the marriage of the party or the signature of a civil solidarity agreement by the party;
- the birth or arrival in the home of a child for adoption, if the party's household already has at least two dependent children;
- divorce, separation or dissolution of a civil solidarity pact which carries a judgement providing for the sole or shared custody of at least one child in the home of the interested party;
- disability of the participating employee, his children, spouse, or his partner under a civil solidarity pact. Disability is understood as defined in Sections 2 and 3 of Article L 341-4 of the social security code, or it must be recognized by a decision of the technical orientation and professional reclassification commission cited in Article L 323-11, or by the special education departmental commission, provided that the disability is at least 80 % and that the interested party performs no professional activity;
- death of the participating employee, his spouse, or the partner under a civil solidarity pact;
- termination of the employment contract;
- use of the sums saved for the establishment or acquisition by the participating employee, his children, his spouse, or the partner under a civil solidarity pact, of an industrial, commercial, trade or agricultural business, either individually, or in the form of a company, provided that said person effectively exercises control as this is defined by Article R 351-43, or for the establishment of another non-salaried profession in order to carry out such a profession, or for the acquisition of partnership shares in a co-operative production company;
- use of the sums saved for the acquisition or expansion of the employee's principal residence, which includes the creation of new living area as defined in Article R 111-2 of the building and housing code, provided that there is a building permit or a prior declaration of work, or for the renovation of the principal residence which has been damaged by a natural disaster recognized by ministry order;

- overindebtedness of the participating employee as this is defined in Article L 331-2 of the consumer code, on a request sent to the entity responsible for managing the employee's funds or to the employee's employer either by the chairman of the consumer excess debt commission, or by a judge, when the release of the rights appears necessary to pay the liabilities of the participating employee.

Countries outside France: Shares or units in an FCPE (collective shareholding savings plan) are usually subject to the same conditions of non-transferability. In some countries, however, depending on local legislation, some cases of early release are not available and the lock-up period may be extended by contract.

Subscription price, number of shares to be issued and gross proceeds from the issue. -- The subscription price of the shares being offered will be set by Management on March 27, 2003 and may not be less than 80% of the average opening prices of the share for 20 trading sessions prior to the date of Management's decision setting the initial subscription date, rounded up to the nearest whole euro.

Up to 1,407,857 shares with a par value of €2, representing 0.99% of the Company's capital on the date of Management's decision, will be offered. In the event that all shares are subscribed, gross proceeds from the share issue would total the nominal amount of €2,815,714.

Terms of the issue. -- In some countries, the share offering may be subject to specific regulations. The recipients of this preliminary offering memorandum should be aware of any local restrictions and comply with them.

Any person in possession of this preliminary offering memorandum shall distribute or forward this memorandum in those jurisdictions only in compliance with applicable laws and regulations.

Any person who, for whatever reason, forwards or causes this preliminary offering memorandum to be forwarded in such jurisdiction, must draw the recipient's attention to the provisions of this paragraph.

Subscription period. -- The subscription period is April 2, 2003 through April 30, 2003.

Subscription terms and conditions. -- Employees who wish to subscribe the offer must use the application forms they will receive from their respective employers and forward these forms, along with the method of payment selected, to the personnel department of their organization.

With respect to Colombia and Japan, the subscription will be made through an FCPE (collective shareholding savings plan) that has been specifically set up for this purpose.

Two payment methods will be offered: either a single payment or payment in twelve monthly installments.

Terms of delivery of the new shares. -- Employees may directly subscribe for the New Shares, which will be in registered form, except in Colombia and Japan as described in the preceding paragraph.

An application for listing with Euronext Paris S.A. and Euroclear France S.A. will be filed for the New Shares.

Subscribers' irrevocable commitments. -- In accordance with the commitment made by the employee subscriber in accordance with the terms indicated on the application form, his decision will be irrevocable.

Rights attached to the shares issued. -- From the time they are issued, the new shares will be subject to the provisions of the Company's bylaws and shall bear interest as of January 1, 2003. They will entitle the owner, for fiscal year 2002 and subsequent years, to the same dividend that may be distributed to other shares with the same entitlement date.

They will be fully equal to existing shares as of the initial listing date.

All the shares are the same class and have equal rights in the distribution of earnings and liquidation surplus.

Ownership of a share carries automatically implies compliance with the Company's bylaws and resolutions of the Shareholders' Meeting.

Dividends are paid at the locations and on the dates set by the Shareholders' Meeting. Any dividend that is not claimed within five years from its payment shall be void as provided for by law.

In all Shareholders' Meetings, each shareholder member of such meetings, has as many votes as the number of shares he owns or represents, without limitation. However, two votes per share shall be allowed for owners or representatives of all paid-up shares that have been registered in the name of the same owner for at least four years, provided that the owner is a French citizen or a national of a member State of the European Union.

Negotiability of the shares. -- No clause in the bylaws limits the free negotiability of the shares that form the Company's capital stock.

Only the rules governing ownership of shares within the Group Savings Plan may limit the negotiability of said shares.

Obligations concerning disclosure of holdings. -- The bylaws do not stipulate disclosure of holdings to the Company.

Form of the shares. -- The shares are in registered form.

Application and listing of the new shares. -- An application to list the new shares for trading on the *Premier Marché* of Euronext Paris S.A. and for the operations of Euroclear France S.A. will be filed immediately after they are issued.

As soon as they are listed for trading on the *Premier Marché* of Euronext Paris S.A., the New Shares will be fully ranked with the Company's shares already traded on this market.

SEC File #82-3354

PRESS RELEASE

February 12, 2003

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

At 15.6 billion euros, Michelin's 2002 consolidated net sales increased by 2.7%, excluding exchange rate variances.

The Group's activity has been more sustained in the 4th quarter than it had anticipated.

(in millions of euros)	2002	2001
Consolidated net sales	15 645.1	15 774.6
Excluding the impact of exchange rate variances	*N/A*	*15 217.8*[1]
	4th quarter 2002	4th quarter 2001
	3 958.9	4 072.9
Excluding the impact of exchange rate variances	*N/A*	*3 836.2*[2]

	2002 Total change (2002/ 2001)		4th quarter 2002 Total change (4th quarter 2002/ 4th quarter 2001)	
	In millions of euros	Accrued %	In millions of euros	Accrued %
	- 129.5	- 0.8%	- 114.1	- 2.8%
Of which exchange rates :	- 556.8	- 3.5%	- 236.8	- 5.8%
Volumes :	+ 370.4	+ 2.4%	+ 135.0	+ 3.5%
Price/Mix :	+ 16.2	+ 0.1%	+ 15.2	+ 0.4%
Perimeter :	+ 42.1	+ 0.3%	- 25.9	- 0.7%

* * *

[1] Net sales for 2001 recalculated at 2002 exchange rates
[2] Net sales for the 4th quarter 2001 recalculated at 4th quarter 2002 exchange rates

1. Analysis of changes in net sales

Expressed in tons, sales volumes are up 2.9%. However, after adjustment for exchange rate variations, net sales increased by 2.7%. At current parities however, net sales post a slight 0.8% decrease which is explained as follows:

- A **negative** impact amounting to **-3.5%** due to **exchange rate fluctuations.** Overall, this effect is mainly due to North and South American currencies.

- A **2.4% positive** impact generated by an increase in sales **volumes**.

- A **price/mix effect,** measured at constant exchange rates, that remained **stable.** Improvement in the price effect, which has been recorded for several years, continued. This was offset, however, by an unfavorable mix effect because sales growth in the OE market was greater than in the replacement market when compared to the reference of 2001. This is a result of the tire markets respective evolutions and the trend witnessed in the 3rd quarter has not reversed.

- Finally, a **positive 0.3% perimeter effect** was recorded, due to the fact that Michelin Romania and Shanghai Michelin Warrior were only partly consolidated in 2001.

2. Evolution of world tire markets

In the 4th quarter, the evolution of different markets was, in total, better than Michelin's assumptions, which we last updated at the end of July.

Passenger Car/Light Truck (in units)	Michelin's RT market assumptions-2002	Replacement market 2002	Michelin's OE market assumptions-2002	Orig. Equipment market 2002
Total	***N/A***	***N/A***	***N/A***	***N/A***
Europe[c]	0%	**+ 2.6%**	- 3%	**- 0.3%**
North America[d]	- 1%	**- 2.4%**	+ 5%	**+ 5.8%**
South America	N/A	**N/A**	N/A	**N/A**
Asia	N/A	**+ 1.9%**	N/A	**N/A**

Truck (in units)	Michelin's RT market assumptions - 2002	Replacement market 2002	Michelin's OE market assumptions - 2002	Orig. Equipment market 2002
Total	***N/A***	***N/A***	***N/A***	***N/A***
Europe[e]	- 2.7%	**- 0.9%**	- 3%	**- 2.9%**
North America[d]	+ 2.6%	**+ 3.8%**	+ 7.5%	**+11.4%**
South America	N/A	**N/A**	N/A	**N/A**
Asia	N/A	**N/A**	N/A	**N/A**

[c] Western Europe (15 principal markets) and Eastern Europe (excluding Community of Independent States)
[d] United States, Canada and Mexico
[e] Western Europe (15 principal markets) for Truck replacement ; OE: tractors, without trailers

- In **Europe**

The **Passenger car/light truck replacement** market increased 2.6% over 2002, whereas Group Michelin had expected the market to remain flat. This increase is mainly due to winter and Eastern European[3] tire markets growth (+ 13.8% and + 18% respectively). Long term trends (a decrease in mass market sales, strong growth in the high performance and 4X4 segments) continued.

The **Passenger car/light truck OE** market remained flat, year on year. 2002 saw the continuation of a long term trend towards a higher proportion of upper range and better equipped vehicles. This translated into a further increase in tires seat diameters: 15-16 inches tires now account for the biggest part of the European OE tire market.

In the **Truck replacement** tire market, the Western European market posted a small decline, by 0.9% year on year. However, performance in this segment has gotten progressively better each quarter. In the 2nd semester, the market is back to a slightly better level than last year (+1.4% when compared to the 2nd semester in 2001 vs. a setback of -3.5% in the 1st semester compared to 1st semester 2001).

The **Truck OE** market, after having faced a depressed 1st quarter (-17% vs. the 1st quarter of 2001), remained at a level somewhat better than last year's due in large part to the European truck OEMs exports outside of Europe (-2.9% for the full year 2002; +6% in the 4th quarter). The trailer market is down 4%.

- In **North America**

The **Passenger car/light truck replacement** market decreased by 2.4% in 2002. This decline, larger than Michelin's expectations, results from the combination of (i) a lower SUV tire market (-8%), considering the large impact of the Firestone SUV tire recall of 13 million tires initiated in June of 2001, and (ii) a strong setback in the Mass market tire segment (-4.1%). The Performance tire segment however showed significant progress, up more than 15% year on year.

The **Passenger car/light truck OE** market continued to strengthen throughout 2002, following a trend that began at the end of 2001, in line with strong new car sales. Double digit growth rates for 'SUV' and 'Performance' tires, in both the original equipment and replacement segments, are still above the market average.

In the **Truck replacement** tires market, the market was up 3.8% year-to-date over 2001, but did not regain the level it had achieved in 2000. The market growth accelerated in the 2nd semester (+5.2% vs +2.2% in the 1st semester, when compared with the same periods in 2001). 2001, however, recorded a decline of more than 6% when compared with 2000.

In **Truck OE**, in 2002, the market recorded a recovery of more than 11% (when compared with the collapse of 40% in the market that took place during 2001, and the –18% recorded in 2000). In fact, this market benefited greatly from the recovery in the "Class 8" truck tire segment, up 24%, because of advance purchases of trucks due to the new emissions standards that became during the 3rd quarter. This trend, which had been observed in the 3rd quarter, partly continued until the end of the year, and benefited in terms of comparison from the fact that this market bottomed out in the 4th quarter of 2001.

- In **South America**, the situation in Hispanic countries (Argentina, Venezuela, Chile, etc.) remained worrying throughout the year. Brazilian replacement markets, which account for more than 40% of the total South American market, remained flat. The truck tire market however recorded an increase in the proportion of radial tires. Even though economic activity in Brazil hasn't deteriorated further, the country continued to suffer from the sharp drop in the Brazilian real/US dollar exchange rate (-20.3% during the period in reference).

[3] Eastern Europe, excluding CIS

- In **Asia,** the situation differs by country.

  The Chinese passenger car/light truck original equipment market continued its rapid development: it recorded again a growth rate in excess of 15%. China is now the 3rd largest tire market in Asia, behind Japan and South Korea. The Japanese replacement tire market was up by a small percentage throughout 2002, whilst Thailand, Asia's 4th largest tire market, was down slightly.

  Passenger car/ light truck replacement markets posted further growth in **China,** in **Thailand** and in South Korea. The Japanese market, on the other hand, remained relatively stable throughout the year, as export growth compensated for the strong decline in the domestic market.

  The truck tire market in China continues to experience a strong growth trend, especially in the radial tire market. China alone accounts for some 50% of the Asian truck tire market, and therefore some 20% of the world truck tire market (radial + bias). The replacement truck tire market remained depressed in Japan, off 6% from its 2001 level. The Thai market, on the other hand, was up more than 10%.

- The **Middle East/Africa** zone benefited in 2002 from an improved economic situation in Turkey as well as the recovery in sales that followed, with the benefits being seen in the passenger car/light truck market as well as in the truck market.

3. Evolution by business segment, at Michelin

Net sales	**2002 (in millions of euros)**	Δ 2002/2001 (% change)
Group	**15 645.1**	**- 0.8%**
Passenger Car/Light Truck	7 947.9	- 0.4%
Truck	3 944.0	+ 0.7%
Other activities	4 637.3	- 5.4%
Inter-sector eliminations	(884.2)	

Variation in sales volume
(percentage variation, 2002/ 2001)

	Total Sales	Replacement	Original Equipment[a]
Group (in tons[5])	**+ 2.9%**	**+ 2.4%**	**+ 4.1%**
Passenger Car/Light Truck (in units[b])	**+ 1.3%**	+ 2.2%	- 0.7%
Truck (in units[b])	**+ 2.7%**	+ 2.4%	+ 3.4%
Other tire activities (in tons)	**- 2.5%**	- 2.5%	- 2.3%

[a] Original equipment = sales to OEMs
[5] Refers to the sale of tire products. Distribution, maps and guides and suspension systems sales not included
[b] Number of new tires

3.1 Passenger Car/Light Truck

The Passenger car/light truck segment benefited from sustained price increases, regularly put into place within the last two years, as well as an improvement in category, product, and brand mix. Excluding exchange rate variances, net sales are up 3.7% on 2002.

Passenger Car/Light Truck (in units) FY 2002	Total Sales	Replace-ment	Replace-ment market	Original equipment	Original equipment market
Total	*+ 1.3%*	*+ 2.2%*	*N/A*	*- 0.7%*	*N/A*
Europe[c]	- 1.0%	+ 5.3%	+ 2.6%	- 10.4%	- 0.3%
North America[d]	+ 1.9%	- 2.0%	- 2.4%	+ 10.0%	+ 5.8%
Other geographical zones[e]	+ 8.0%	+ 9.3%	N/A	+ 16.7%	N/A

- In **replacement Europe**, the increase in sales volumes (+5.3% in 2002, +3.7% in the 4th quarter) was decidedly better than the market performance, in particular in VZ, 4x4 and winter tires.

  Price increases of 3 to 4%, announced and implemented in Germany, Switzerland, Austria, Italy and the United Kingdom in 2002, are holding. Similar increases, 2% on average, were put into place on January 1st, 2003.

  In **North America**, Group sales decreased by 2% compared to 2001, which translated into a small market share gain. This decline was due for the most part to the strong progression of SUV tire sales generated in June 2001 by the recall by Ford of 13 million Firestone tires. As Michelin supplied more than 30% of the tires recalled, the impact of the SUV tire market decrease (-8.3% in 2002) on Group sales was automatically amplified.

  Price increases implemented during the 1st quarter are sticking. Michelin and BFGoodrich branded tires average price is today much higher than at the start of the year 2000.

  In **South America**, the Group's performance suffered from unfavorable market conditions, especially in Argentina. However, several price increases were introduced, in local currency, and made it possible to limit net sales decline.

  In **Asia**, the Group has maintained its selective growth strategy. It is continuing to put emphasis on strong value-added product segments.

  In China, the Group's 2002 growth remained greater than that of the market: the Michelin brand registered a market share gain of more than 1 point, while the improvement in the product quality, distribution and OE presence of the Warrior brand has resulted in a doubling in total sales since the creation of our joint stock company, Shanghai Michelin Warrior, in the summer of 2001.

- In **Original equipment Europe**, a better balance of sales between original equipment and replacement back, further enriched mix, and the non renewal of the General Motors Europe contract – from August onwards - have resulted, as expected, in a drop in sales volume of 10%, year on year.

  In **North America** as well, in a strong market, the focused growth strategy of the Group allowed Michelin to benefit from development within the market while continuing to improve mix. Due to substantial market share gains in the 'SUV' and 'Performance' segments, Group sales continue to progress at a rhythm superior to that of the market.

[c] Western Europe (15 principal markets) and Eastern Europe (excluding Community of Independent States)
[d] United States, Canada and Mexico
[e] Asia, South America, Middle East/Africa

3.2 Truck

Net sales in this segment grew by 0.7% in 2002. The fact that net sales remained flat in the 2nd semester is a result of adverse exchange rates variances, further to the rapid deterioration of both the US dollar and the Brazilian real vis-à-vis the euro. Excluding exchange rate variances, net sales are up 5.6%.

On a full year basis, the increase in Truck net sales is derived from the combination of several factors, the main ones being:

- an unfavorable exchange rate impact;
- declining European tire markets;
- a recovery in sales volumes sold in North America;
- further growth in sales volumes sold in Asia;
- a sales decline in South America;
- replacement market price increases that are sticking.

Indeed, 2nd semester sales volume growth is 5.9% when compared to the 2nd semester of 2001, while it was only +1.6% in the 1st semester of this year.

Truck (in units)	Total Sales	Replacement[6]	Replacement market	Original equipment	Original equipment market
Total	*+ 2.7%*	*+ 2.4%*	*N/A*	*+ 3.4%*	*N/A*
Europe[c]	- 0.8%	+ 1.4%	- 0.9%[7]	- 3.8%[8]	- 2.9%[9]
North America[d]	+ 8.7%	+ 3.9%	+ 3.8%[10]	+ 19.1%	+ 11.4%
Other geographical zones[e]	+ 2.1%	+ 2.3%	N/A	+ 0.4%	N/A

- In the **replacement** market in **Europe**, Group sales of new tires strengthened. The result was an increase in share for the Group within this market. 4th quarter sales growth must however be looked at taking into account the pull effect which resulted from advanced purchases prior to price increases. These prices increases, close to 3%, had been announced in most European countries (Germany, France, Spain, Italy, United Kingdom, Poland, Benelux) and most of them were effective by the beginning of December, 2002.

  In **North America**, the progression in Group sales (+3.9%) should be put in perspective. In the 1st quarter of 2001 the Group faced a significant drop in market share, which has been only partially recaptured in 2002. In retread, the Group recorded a significant market share gain. The price increases passed on March 1st and November 1st, on certain SKUs of BFGoodrich branded tires, are sticking. An additional price increase on Michelin branded replacement tires and retreads, of an average 4.5% and 3.75% respectively, was announced. This increase became effective on February 1st, 2003.

  In **South America**, Group sales have decreased, reflecting the expected consequences of the market decline. Price increases have, however, helped to compensate for all or at least a portion of the impact of the currency devaluations, particularly in Brazil.

  In **Asia**, in 2002, Michelin once again recorded a very strong sales performance in China and to a lesser extent in Thailand as well. Overall sales of radial tires increased by more than 15% in Asia, a market that represents close to 40% of the world market for truck tires (radial and bias together).

- In **Original equipment** in **Europe** sales were in line with the market, which down comparatively more in the trailer segment than in the power unit one. In **North America**, OE performance was, however, particularly good and resulted in significant additional gains in market share.

[6] Refers to new replacement tires. These amounts do not include retread sales.
[7] Market consisting of European Union + Switzerland
[8] Tractor + trailer sales
[9] Tractor market
[10] Radial + bias truck tire market in United States + Canada + Mexico

3.3 Other activities

At 4.6 billion euros, net sales in the Other activities segment of the Group declined by 5.4% against 2001. This decline is due principally to the 3rd and 4th quarters where net sales decreased by 7.7% and 1.5% respectively. It is worth noting that a large part of the decrease in the 2nd semester is due to the drop in the dollar/euro exchange rate, which affects net sales expressed in euros for this segment, specifically for TCI in regards to conversion, and for the Earthmover – denominated primarily in US dollars - and Aircraft segments where the dollar is often the currency of reference for sales transactions.

With respect to distribution activities, **Euromaster** has progressed in difficult markets, especially for truck tires. However, the progress in its services approach made it possible to keep net sales in line with the 2001 level.

Ignoring currency conversion effects, TCI's sales declined in 2002 despite the rebound in the heavy truck market in North America and the growth of their retread sales. This tire dealer was affected by the decline in SUV tire sales which was a consequence of the Ford Firestone 2001 tire recall.

In the **Earthmover** tire segment, the OE market, and to a lesser extent, the replacement market, continue to suffer from the current situation in the global raw materials market. Copper and coal world prices remained at a low level due to the slowing down of the global economy. As a consequence, mining companies tended to limit their material purchases and reduce their activity, particularly in North America. In this market environment, the Group's sales volumes have declined. In that respect, trends which had been observed in the 3rd quarter continued in the 4th quarter.

Although the **agricultural** replacement tire market remains oriented downward, in North America as in Europe, the OE market has grown in 2002, thus permitting the Group to maintain sales volumes while still continuing to improve product and brand mix.

Despite the difficult situation that the airline industry is currently facing, **Aircraft tire** sales continued to grow. However, the current situation of US airlines is a cause of concern. Concerning **2 Wheel tires**, the Group's volumes experienced a slight decline in a flat global market. The **wheel** segment continues to suffer from the decline of the steel wheel in the European market and the production overcapacity in this industry in Europe.

* * *

Net Sales for the fourth quarter

Net sales	**4th quarter 2002 (in millions of euros)**	Δ 4th quarter 2002/2001 (% change)
Group	**3 958.9**	**- 2.8%**
Passenger car/Light truck	**1 999.1**	- 2.4%
Truck	**1 005.8**	- 0.5%
Other activities	**1 204.5**	- 9.3%
Inter-sector eliminations	**(250.4)**	

The reduction in net sales in the 4th quarter, when compared to the 4th quarter of 2001, is principally due to currency exchange rate variances, particularly that of the dollar which continued to deteriorate further (-12.5% against the euro).

At constant exchange rates and perimeter, the year-over-year increase was 3.9%.

It is helpful, in this context, to recall the specific factors that affected the 4th quarter 2001: the strong drop in the OE truck tire market in North America, slowdown in new car sales in the US. Furthermore, Michelin Romania and Shanghai Michelin Warrior were consolidated for the first time in the 4th quarter 2001, which explains the negative impact of perimeter changes.

***

Variation in sales volume
(percentage variation, 4th quarter 2002/ 4th quarter 2001)

	Total sales	Replacement	Original equipment[a]
Group (in tons[12])	**+ 4.1%**	**+ 3.2%**	**+ 6.4%**
Passenger Car/Light Truck (in units[b])	**+ 2.1%**	+ 3.5%	- 1.2%
Trucks (in units[b])	**+ 5.0%**	+ 3.9%	+ 7.9%
Other tire activities (in tons)	**- 3.2%**	- 3.5%	- 2.4%

Passenger car/light truck (in units)	**Total Sales**	**Replace-ment**	**Replace-ment market**	**Original equipment**	**Original equipment market**
Total	***+ 2.1%***	***+ 3.5%***	***N/A***	***- 1.2%***	***N/A***
Europe[c]	- 3.3%	+ 3.7%	+ 4.2%	- 12.8%	- 4.2%
North America[d]	+ 3.8%	+ 1.4%	+ 0.4%	+ 8.0%	+ 1.9%
Other geographical zones[e]	+ 14.7%	+ 24.8%	N/A	+ 26.5%	N/A

Truck (in units)	**Total Sales**	**Replace-ment[13]**	**Replace-ment market**	**Original equipment**	**Original equipment market**
Total	***+ 5.0%***	***+ 3.9%***	***N/A***	***+ 7.9%***	***N/A***
Europe[c]	+ 2.9%	+ 4.4%	+ 2.3%[14]	+ 0.5%[15]	+ 6.0%[16]
North America[d]	+ 8.1%	+ 2.8%[16]	+ 3.9%[17]	+ 22.8%	+ 25.9%
Other geographical zones[e]	+ 5.4%	+ 4.3%	N/A	+ 14.7%	N/A

* * *

Compagnie Financière Michelin

In 2002, net sales for Compagnie Financière Michelin (CFM) reached 15.9 billion euros, a decrease of 0.7% when compared to 2001. At a constant exchange rate, CFM recorded a 2.8% growth in euros net sales. Taking into consideration the similarities between the sales scope of CGEM and CFM, the qualitative comments for CGEM are also applicable to CFM.

* * *

2002 consolidated earnings will be announced on February 25, 2003, before the opening of the Paris stock exchange (8:00am Paris time).

* * *

[a] Original equipment = sales to OEMs
[12] Refers to the sale of tire products. Distribution, maps and guides and suspension systems sales not included.
[b] Number of tires
[c] Western Europe (15 principal markets) and Eastern Europe (excluding Community of Independent States)
[d] United States, Canada et Mexico
[e] Asia, South America, Middle East/Africa
[13] Refers to new replacement tire sales. These amounts do not include retread sales.
[14] Market consisting of European Union + Switzerland
[15] Tractor + trailer sales
[16] Tractor market
[16] RT radial sales + bias, all brands, USA + Canada + Mexico
[17] Radial + bias truck market in United States + Canada + Mexico

Questions / Answers

1. As experienced in the 3rd quarter, 4th quarter net sales continue to reflect the appreciation of the euro vs. the US dollar. Are we going to see Michelin become more sensitive to the US dollar?

Michelin is relatively dollar neutral in a stable situation.

The Group earns slightly more than 50% of its net sales outside of Europe, with 39% of net sales being earned in North America. The majority of its raw materials, however, are purchased either in dollars, or using the US dollar as a currency base, or in other currencies that are tied to the dollar. Part of these raw materials are consumed in Europe. Moreover, North America is a profitable zone: the Group consolidates in euros its profits generated in dollars.

A drop in the dollar/euro exchange rate has the following effects:

- **On net sales:**
  an immediate negative impact on net sales in dollars

- **On profits:**
  - an immediate negative impact on the conversion of North American results;
  - an immediate negative impact on sales realized in dollars from Europe and Asia;
  - an impact on the cost structure through a drop in raw materials prices in Europe. This impact is delayed because of a lagtime effect on our supply structure (the average time period between the purchase of raw materials and inclusion in the cost of goods sold is between 4 and 6 months).

In a stable situation and when taken as a whole, this effect is relatively neutral at the operating level, having a slightly positive effect on margins if any effect at all, with net sales growing more slowly than net income in this case.

Nevertheless, when taking into account the lagtime effect in the cost structure of the Group, any drop in the US dollar/euro exchange rate has a negative initial effect on profits. However, it should be remembered that over the full year 2002, at 1.06 euro for 1 US dollar, US dollar/euro parity is fairly close to Michelin's July 30th revised assumptions (1 US dollar = 1 euro).

2. Faced with difficult markets, especially in North American replacement, is Michelin still in a position to increase prices to make up for the increase in raw material costs?

Tires are not commodities. Raw materials prices are, therefore, only one of the components that determine tire prices. Michelin endeavors to fairly reflect in its prices the value-added qualities that its products bring to clients. The Group intends to continue with this approach, which contributes to improving profitability. It constantly assesses all opportunities available in the context of each specific market.

Indeed, in North American truck, Michelin made a decision to increase prices for Michelin branded replacement tires, 4.5% on average, and for Michelin branded retreads, 3.75% on average. These price increases, effective February 1st, 2003, follow price increases on certain BFGoodrich truck tires SKU's last November.

3. The price/mix effect on Michelin's net sales has been stable for 2002, and turned positive again in the fourth quarter. Why is that?

The price/mix effect, as Michelin calculates it, takes into account the price per kg, but also the effect of different mixes: geographic, OE vs. replacement, and the product mix within each category.

The price increases implemented since the beginning of the year are sticking. This, however, needs to be put into perspective when comparing with 2001, as a large number of price increases were

implemented last year, particularly in the passenger car/light truck segment in North America.

The OE/replacement mix, on the other hand, which was particularly unfavorable in the 3rd quarter, improved over the last 3 months of the year : the differential in Group sales volumes growth between OE and replacement sales actually came down in the 4th quarter, even if OE sales volumes growth remained greater than replacement sales. This is particularly noticeable in passenger car/ light truck, since 4th quarter sales mix improved as a result of strong winter tire market share gains in Europe.

4. How have the sales prices for the replacement market in the United States changed? In Europe? For the passenger car/light truck and heavy truck segments?

Michelin has passed numerous price increases on the Michelin brand as well as other brands within the Group in 2002. The passenger car/light truck and heavy truck segments in Europe, North America, Asia and South America are targeted by these increases.

These price increases, summarized in the following table, are holding.

	Passenger car/ light truck		Truck	
	Date	*Price increase*	*Date*	*Price increase*
Europe replacement Germany, Switzerland, Austria, Italy, United Kingdom, Central Europe, Nordic countries	2nd quarter	+3 to 4%		
Germany, United Kingdom, France, Italy, Spain, Nordic countries, Central Europe			October – December	+ 3% (+6.5% in Poland)
North America replacement	March 1st	Up to 6% (for Michelin, BFGoodrich, Uniroyal and private brands)	March 1st November 1st	Up to 3% for Michelin and BFGoodrich brands Up to 4% for BF Goodrich brands
South America Brazil, Hispanic countries			YTD	From +11.3% in Brazil to +277% in Argentina, in local currencies

It is important to remember that Michelin endeavors to fairly reflect in its prices the value-added qualities that its products bring to clients. The Group intends to continue with this approach, which contributes to improving profitability. It constantly assesses all opportunities in the context of each specific market.

5. How does one explain the strong sales growth in Michelin's passenger car/light truck replacement segment in Europe, which exceeded overall market growth? What is the situation at the dealer level?

Passenger car/light truck replacement sales in Europe grew by 5.3% in 2002.

The majority of the growth in the European market in 2002 has come from both the winter and the Eastern European tire markets. The winter tire market traditionally represents close to 35% of the replacement market in the 2nd semester. Dealers ended 2001 with low inventories. Combined with the poor weather conditions in the 3rd and 4th quarters in Europe, this explains the good performance in this segment, up close to 14% year on year. Eastern Europe (excluding Russia) now accounts for some 10% of the European passenger car/ light truck replacement tire market and recorded a close to 20% growth in 2002.

The high-performance segments (VZ) and 4X4 continued to grow in 2002, up double digits, as they have for the last several years.

The Group's sales benefited in 2002 from a growth rate superior to that of the market in all three of these segments. This growth has translated into gains in share, across all European markets.

6. Where do you stand on the projected acquisition of Viborg?

As stated when this project was made public, this acquisition is subject to the approval of the European Commission. On February 6, Michelin filed its formal submission with the DG Competition. The Commission has a one month initial period of review to either authorize the transaction or request more information.

Michelin considers that the acquisition of Viborg's tire distribution activities in Europe neither creates nor strengthens any dominant position in its area of business. This is why it expects that this acquisition should be approved by the European Commission.

7. S&P just placed Michelin's financial ratings under watch, with negative implication. Does that mean that Michelin's financial situation has deteriorated?

Michelin indicates that there has not been any new information at the origin of the decision made by Standard & Poor's to put its rating under watch. This decision entirely relies on a change in the methodology of evaluation of this rating agency. Group Michelin acknowledges the watch decision by Standard & Poor's on its financial rating (BBB+, with stable outlook), granted in May 2001 and reconfirmed in April, 2002, on the occasion of the 1.5 billion euro bond issued by Michelin Finance Luxembourg and guaranteed by Compagnie Financière Michelin.

Group Michelin deems it necessary to provide the following details :

- Upon the publication of its first half 2002 earnings, on July 30, 2002, the Group provided the in-depth analysis of its consolidated social liabilities (post retirement and other employee benefit obligations, among other elements...). This information is available on the Group's web site at www.michelin.com, under the "Investor Relations" section related to the accounts of the first half 2002.
- The decision made by Standard and Poor's relies on a change in methodology that this rating agency has decided to implement by reconsidering the classification of social debts. It does not find its origin in any dissemination by Michelin of any new information since the first half 2002 results.

  Michelin however wishes to point out that its social liabilities have always been taken into account as we manage all of our financial risks.

* * *

Recent Events

- February 6: **Michelin is awarded the 2003 "Top Com" golden award for the 2001 annual report**

During the Top Com Corporate Business 2003 annual convention, which assembles French communication professionals, Michelin was awarded a golden "Top Com". This award .... Both the quality of the 2001 annual report, and Michelin's efforts to provide its shareholders with a better and more complete information.

- February 3: **Michelin establishes its Shareholder's Advisory Committee**

In 2002, Michelin decided to set up a "Shareholders' Advisory Committee", the mission of which is to help improve the communication with individual shareholders, through better understanding their expectations, especially as far as communication means are concerned. In the Fall of 2002, Michelin

called for candidates to identify themselves, through press announcements and its shareholders letter. Following an independent and transparent selection process, the Committee held its first meeting on February 3.

- January 30: **Michelin Spain announces its industrial evolution plan to be implemented in the course of the next three years (2003-2005).**

  In order to maintain its performances and prepare the future, Michelin Spain has made a decision on its industrial evolution plan for the next 3 years. This plan is a continuation of the efforts made by the Group in Spain over more than 10 years and concerns all the Spanish sites.

  The main evolutions foreseen are: productivity and synergy initiatives for all activities; the progressive transfer of the totality of its Aranda de Duero (Burgos district) wheel production, between now and 2005, to the factories in Solingen (Germany) and Troyes (France).; specializing the Valladolid facility in "large" and "very large" agricultural tires, which will translate in a reduction of this factory's production volumes.

  These developments imply a reduction of around 400 jobs per year over the next 3 years. This will be achieved through a combination of measures such as early retirement and redeployement, which will be negociated with the works councils concerned in the coming weeks.

- January 28: **Michelin makes a step forward in its Asian development by signing a partnership agreement with South Korean tire manufacturer, Hankook Tire.**

  Hankook Tire and the Michelin Group entered into a partnership agreement that is intended to support their respective growth in the coming years. This agreement allows the two companies to exploit synergies in the areas of Research & Development, tire manufacturing and tire distribution.

  Teams from Hankook and Michelin will now continue their work to define the precise scope and terms of the specific joint programs which were identified during the preliminary discussions. They will focus their efforts on the preparation of a license by Michelin of its revolutionary Pax system to Hankook and of an agreement for the fabrication of passenger car/ light truck tires for Group Michelin by Hankook, as well as on the optimisation of the distribution of their respective products in certain markets.

  Michelin will also become a shareholder in Hankook Tire and will acquire 10% of Hankook's total share capital, which, under current market conditions, amounts to an investment of approximately 30 million euros.

- January 16: **Michelin announces the initiation of the second phase of its Employee Stockholder Plan.**

  After having set up the first phase of its Group Employee Stockholder Plan in 16 countries in 2002, Michelin will be implementing the second phase of the plan this year, thus extending it to approximately 110 000 employees in 55 different countries. The purpose of this operation, which will enable the Company's employees to subscribe for shares under preferential conditions, is to associate employees even further in the international development of the Company.

  In accordance with the provisions of the fifth resolution voted at the mixed Annual General Stockholders' Meeting convened on the 18th May 2001, the operation will take place as follows :

  - A maximum of 1 407 857 shares will be issued, representing 0.99% of corporate capital and suspending the preferential subscription right. The subscription price shall not be less than 80% of the average of the first prices quoted in the twenty stock exchange trading sessions preceding the 27th March 2003;
  - The new shares will have a par value of 2 Euros and a date of enjoyment as of the 1st January 2003;
  - The beneficiaries of this offer will be employees of the CGEM and of French or non-French companies of which (1) the CGEM holds directly or indirectly at least 50% of the company capital, which (2) have joined the Group Employee Shareholder Plan

and (3) whose headquarters are located in the 55 different countries. In addition, the beneficiaries will have to have at least three months' seniority on the closing date of the subscription period.

- With the exception of Colombia and Japan, the employees will subscribe directly for the shares offered;
- The Employees shall keep the shares or the investment trust units (FCPE) blocked during a 5-year-period, except in the event of a case for early release.

The final conditions will be set on the 27th March 2003, and the subscription period will extend from the 2nd until the 30th of April. The preliminary Memorandum for this operation was endorsed by the COB (French Stock Exchange Commission) as Note No. 03-011 on the 16th January 2003.

- January 6: **at the 2003 Detroit North American International Auto Show, Michelin introduces radio frequency tire identification technology** .

Michelin engineers have developed a radio frequency identification (RFID) transponder that is manufactured into the tire and stores vital tire identification information. With this technology, the tire identification number can now be associated with the vehicle identification number (VIN) making the tires uniquely identifiable with an individual vehicle, telling when and where the tire was made, maximum inflation pressure, tire size, etc.

The transponder consists of an antenna and an integrated circuit that has a higher data capacity than a bar code yet the integrated circuit is only 3X5 millimeters or about the size of a match head. It can be encoded and decoded with a simple hand-held device and unlike a bar code, remains unaffected by soil or deterioration over time. The integrated circuit is manufactured by Fairchild Semiconductor™ and Philips Semiconductors and is under license from Intermec Technologies Corporation.

Michelin's unique contribution to this RFID system was its modification of the antenna attached to the electronic device and the proprietary treatment of the device that makes it possible to vulcanize the assembly into the tire. Fleet testing of the technology is currently under way. Starting in 2005, the RFID technology will most likely be introduced through the original equipment market, but could be feasible for replacement tires as well.

- January 6: **Michelin PAX System is standard fitment on the latest model of Rolls Royce, introduced at the Detroit Auto show**

Michelin PAX tires will be available in series on the latest Rolls Royce model. This is the very first time that a luxury car will feature this new standard in the passenger vehicle tire industry. Rolls Royce did not only adopt this tire technology because of its optimized run-flat performance, but also because the Michelin PAX System provides exceptional road handling in terms of comfort, safety and style.

The Michelin PAX System has now established its presence in three different markets : compact monospaces (Renault Scenic), top-range sport sedans (the Audi A8) and luxury cars (new Rolls Royce).

- December 18, 2002: **Michelin, through its subsidiary Euromaster, signed an agreement with Group Viborg pertaining to the acquisition of its European tire distribution business.**

Established in 1927, Viborg is a specialist tire dealer active in distributing and servicing tires in Northern Europe. With operations mainly in Germany and in Denmark, but also present in the Netherlands, Switzerland and Austria, Viborg's 465 sales outlets sell tires for trucks and for passenger cars and light trucks. Its 2001 revenues were 571 million euros and it employs 3,400 people.

The cost of this acquisition is approximately 300 million euros for the Michelin Groupe. With this acquisition, completion of which is subject to the approval of the European Commission (DG Competition), it is strengthening its presence in this business segment in Germany, increasing tenfold the number of its points of sales. Euromaster will drive this network which compliments its coverage of the European market, in particular in countries where until now it lacked presence.

A wholly owned subsidiary of the Michelin group, Euromaster is Europe's largest network of tire

distribution. With 1,200 sales outlets, it is particularly active in France, the United Kingdom, Sweden, Finland, Spain and in the Netherlands. It deals in truck and passenger car and light truck tires distribution. Euromaster distributes the products of the Michelin Group as well as those of the major tire manufacturers. Its 2001 revenues were 1.45 billion euros, with 9,800 employees.

- December 2002 : **Michelin wins new JD Power awards**

  Each year JD Power and Associates surveys car owners to assess their level of satisfaction of their OE tire fitment on their car. In December, Michelin once again came first in both their UK and German surveys.

  In the UK, for the fifth year in a row, Michelin scored first on all customer satisfaction criteria. In Germany, Michelin registers the best global score and comes out n°1 for Quality / Durability, Ride / Handling and Traction.

  In Thailand and in China, where the survey was conducted in each country, Michelin wins for the second year in a row, with the best global score and comes out first on many specific criteria.

- November 19, 2002: **Compagnie Générale des Etablissements Michelin successfully completes the Public Exchange Offer on Compagnie Financière Michelin swiss bearer shares**

  In order to simplify the Group's legal structure and take advantage of better access conditions to financial markets, CGEM conducted a public exchange offer on its Swiss subsidiary's bearer shares. It has introduced a "squeeze-out" procedure on the shares which were not tendered to the exchange.

  This will translate into the issue of 5.97 million new CGEM shares, i.e. 4.2% of the share capital, 5.78 million of which were issued on November 20, 2002. Dilution will be compensated through access to 100% of CFM's results as opposed to 93.45% prior to this operation.

* * *

For more information

Eric Le Corre : 01 45 66 10 04 / 04 73 32 77 92
Laurent Cavard : 04 73 32 18 02 / 01 45 66 16 15

* * *

For more information,
consult the « investor relations » pages of our website at www.michelin.com

PRESS RELEASE

February 25th, 2003

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

2002 earnings

Michelin strengthens its "all terrain" capability:

- **Strong performance improvement in still challenging markets in 2002**
- **Financial robustness strengthened**
- **In 2003, while the geopolitical environment renders inappropriate the disclosure of any income target, Michelin intends to further improve its performance.**

Volumes sold: +2.8% **Operating income: +18%** **Net income: +96%**

Free cash-flow: +107% **Net debt: - 1 billion euros**

« We can be satisfied with our 2002 earnings, as they are significantly improving in markets still below their 2000 level. They exceed the targets we had given. This illustrates Michelin's "all terrain" ability on difficult roads. This good performance is the result of long term tasks initiated several years ago, and achieved by determined Michelin teams, without ever relinquishing our principles of cautious management and of risk control that always accompany Group development.

We anticipate 2003 will be a year of uncertainties. In such circumstances, we have to firmly hold our course and pursue the implementation of our strategy.

The 2002 results comfort us in our intention to further improve our performance in 2003" said Mr Edouard Michelin.

In millions of euros	December 31, 2002	2002 / 2001 change
Net sales	15,645	-0.8%
Excl. impact of currency fluctuations		*+2.7%*
Volumes sold		+2.9%
Operating income	1,225	+18%
Operating margin as a % of net sales	*7.8%*	*6.6%*
Net income	614	+96%
Free cash-flow	637	+107%
Financial net debt	3,818	-1 billion euros (-20%)

Volumes sold: +2.9%

In 2002, tire markets remained below their 2000 level.

During the fiscal year, volumes sold expressed in tons are up 2.9%. This progress has been partly driven by the increase in sales of winter tires, which have clearly improved compared to 2001, and by the new steps reached in the implementation of Group strategy:

- Strong growth in Eastern Europe;
- Maintenance of a pace of sustained growth in China;
- Further improvement of price-mix: while the price-mix effect had been widely positive in 2001 (+5.4%), its durability (+0.1%) is only apparent in 2002. Indeed, the favorable impact of price increases regularly passed since the first half 2001 is masked by a quicker progression of sales in original equipment than in replacement. This trend, already observed in the third quarter, is however less marked at the end of the fiscal year 2002.

Operating income: +18%

Up nearly 18% compared to 2001, the operating income reflects the following positive impacts:

- The Group further benefited from the cost reduction efforts initiated nearly three years ago. In particular, competitiveness programs implemented in 1999 in Europe and in 2001 in North America, reached their objectives in 2002;
- Although substantially increased over 2001, raw material purchasing costs had a slight positive impact on the evolution of the operating income: 2002 benefited from the strong decrease recorded during the second half of 2001 (-6%), which the rise in these costs in the first half 2002 only partially offset;

These improvements are even more noteworthy in that the rapid decrease over the second part of the year of North and South American currencies, where Michelin records nearly 45% of its revenues, weighed on operating income. For instance, the euro appreciated against the dollar by 5.3%on annual average, and by 12.5% alone during the fourth quarter.

If the improvement of the average unit product selling price, result of the strategic increase in valuation initiated over several years, continued in 2002, its also reflects the aforementioned evolution of the original equipment – replacement mix.

Net income almost doubled

At 614 million euros, net income is one of the highest results obtained by the Group over the last 10 years.
Three elements helped net income double compared to the previous fiscal year:

- Contrary to a 29 million euros loss in 2001, exceptional income is a positive 75 million euros, a big amount of which coming from capital gains from the disposal of certain real-estate assets in North America;
- With the decrease of net financial debt by nearly one billion euros of the, combined with a favorable currency impact, financial expense is down 19% compared to 2001;
- Lastly, after an exceptionally high rate of more than 50% in 2001, the average tax rate receded back to 38.4% in 2002, a level more in line with Group structure and business activities.

Free cash flow: +107%

The strength of our financial structure, reinforced in 2002, allows Michelin to cover adequately its commitments related to pensions and other deferred employee benefits, while ensuring financing of its growth.

At 1,225 million euros, cash flow represents 7.8% of sales, versus 8.4% in 2001. It is worth stressing that this result is after 347 million euros payments to the various Group employees' pension funds. Our cash flow easily covers payments made by Michelin to employee pension funds as well as regular payments to pensioners in the scope of certain non externalized defined benefit plans (supplemental pension plans in some countries, medical insurance for the US retirees, among others).

Michelin pension funds are correctly capitalized in accordance with local regulations. Their management outperformed their investment benchmarks. Cash flow largely covers the cash-out related to the deferred non externalized liabilities. The Group situation is therefore sound.

Because of the economic uncertainty, Michelin chose to invest cautiously, as reflected in the 0.7 point fall in gross investments in tangible and intangible assets, external growth excluded. They amount to 967 million euros, or 6.2% of sales, against 7.3% in 2001 (Shanghai Michelin Warrior excluded). These investments are in line with the Group's target.

Inventory reduction efforts initiated several years ago continued in 2002. At 2,860 million euros, net inventories went down 13.4% compared to December 31, 2001 levels. Excluding currency impact, net inventories decreased by 4.2% and represent only 18.3% of sales, against 20.9% the year before.

As a consequence, commercial working capital requirements decreased by 169 million euros, excluding currency and scope of consolidation impacts, compared to the level at December 31, 2001.

These improvements, to which should be added the 7.2% decrease in trade receivables at current exchange rate, contribute to the doubling of the free cash flow. At 637 million euros, it represents twice last year's amount, which had benefited from the capital gain from the disposal of a portion of Michelin's stake in PSA.

Net debt: - 1 billion euros

At 3.81 billion euros, financial net debt decreased by one billion euros. Excluding the currency and scope of consolidation impacts, the reduction is 457 million euros, or –9.4% compared to December 31, 2001. Hence, the gearing ratio passed under the 100% bar for the first time since 1998 at 85%, against 113% the previous year.

In 2002, the Group launched a 1.5 billion euro-bond issue, the terms and conditions of which reflect the positive perception by the bond market of Michelin fundamentals. The raised funds were used to reimburse some short term bank loans as well as subordinated debt.

Net debt includes financings related to securitization of certain account, which are fully consolidated in the Group's balance sheet.

Segment reporting

	Operating income					**Operating margin (as a % of sales)**	
	2002		**2001**		**Variation 02/ 01**	**2002**	2001
	Million of euros	**% of total**	**Million of euros**	**% of total**			
Passenger Car / Light Truck	**765**	**62.4%**	711	68.4%	**+7.6%**	**9.6%**	8.9%
Truck	**485**	**39.6%**	343	33.0%	**+41.3%**	**12.3%**	8.8%
Other activities	**-24**	**(2.0%)**	(14)	(1.3%)	**-0.2 pt**	**-0.5%**	-0.3%
Group	**1,225**	**100%**	**1,040**	**100%**		**7.8%**	**6.6%**

Passenger Car / Light Truck: progress continues

Since the last three years, activity benefited from several factors: further enrichment of Group markets: product mix: Group products, progress in inventory management, price increases that were passed since 2000 that have stuck in both replacement and in original equipment markets, productivity increase and cost structure improvement.

This progress however have been tempered slightly by the decline of the North-American replacement market and the degradation of South-American economies.

In replacement, it is noteworthy that 2002 clearly allowed gains in European winter tires. In original equipment, volumes that were previously sold pursuant to the GM Europe sales contract have been progressively redirected to more profitable markets.

Truck: operating income up 41.3%, despite sluggish markets

In Truck, operating margin is improving quickly: it gained 3.5 points over 2001 and is almost back to its 2000 level, whereas markets, especially in North America, are still below that record year. Facing clear deterioration of some of its markets, the Truck segment had concentrated its efforts in 2001 on reducing its breakeven point by both structural and short term improvements.

It had also anticipated challenging markets in 2002. In fact those markets have been better than expected, even allowing, in some cases, market share gains. Despite the negative impact of the US dollar and Brazilian Real depreciation, the good operating performance can be explained by the following elements: optimized investment management, inventories maintained at a low level throughout the year, trade receivables strictly controlled and the lowering of our breakeven point. One should also note that generally speaking, the price increases passed in North America, in Asia and in South America are holding up well.

Progress made in industrial flexibility, and resulting in the improvement of our competitiveness, good sales performances in Asia as well as in retread and development of services to big fleets are several elements that make the Group confident in its ability to reach its middle term targets.

Other activities: profitability affected by the unfavorable impact of currency fluctuations

The third segment is the one that the most suffered from currency fluctuations. Indeed the slight decrease of the operating margin (-0.2 point compared to 2001) is mostly due to the negative impact of the decline of the dollar versus the euro. In particular, Earthmover tires sales were sharply impacted on two levels:

- They suffered from the slowdown of mining activities caused by the decrease in copper and coal prices;
- the strong depreciation of the dollar against the euro weighed more heavily on their profitability because most of the Earthmover markets are located in the dollar zone, whereas most of the Group production sites are in Europe.

Outlook: Michelin will further improve its performances and its clearance, in 2003 and beyond

2003 will see the continuation of the implementation of Michelin's strategy that aims at global, profitable and durable growth.

Currently, the Group anticipates that tire markets should remain stable, but with the risk of a decline. Raw materials will increase, but the depreciation of the dollar versus the euro should lessen the effects thereof. Lastly, some costs will increase, such as transportation, energy and insurance, amortization of actuarial gains or losses on certain deferred social liabilities.

Michelin teams successfully went through two years of depressed markets, 2001 and 2002, with sound results and with strengthened balance sheet structure. These improvements should continue even more in the long term, recognizing that 2003 starts in a very uncertain geopolitical environment which makes any forecast of income target too problematic.

As far as the other items of the income statement are concerned, the following elements should also be taken into consideration:

- a provision will be accrued in our first half accounts (closed on June 30, 2003), related to costs incurred by the implementation of the previously announced industrial evolution program in Spain;
- the acquisition of the Group Viborg European tire distribution business, subject to the approval of the European authorities (DG competition). Assuming this acquisition is approved, Group Viborg will be consolidated in 2003. Pursuant to this acquisition, a goodwill will be recorded goodwill and, according to the Michelin's accounting principles, will be completely amortized during this fiscal year;

***

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

The Financial Statements of the Compagnie Générale des Etablissements Michelin (CGEM) for the 2002 fiscal year show a profit of 332.4 million euros.

They have been presented to the Supervisory Board. The partners will convene a General Shareholders' Meeting on Friday, May 16th, 2003 at 9.00 am in Clermont-Ferrand, They will propose to pay a dividend of 0.93 euro per share, net, before fiscal credit on May 22, 2003. The dividend paid for the 2001 fiscal year was 0.85 euro per share. This 9% increase compared to 5% the previous year, shows the Group's confidence in its ability to further improve its performance in an uncertain economic situation.

***

COMPAGNIE FINANCIERE MICHELIN

In 2002, Compagnie Financière Michelin (CFM) net sales amounted to 15.9 billion euros, down 0.7% compared to 2001. At constant exchange rate, this represents a 2.8% euro increase. At 1,151.2 million euros, operating income is 23.4% up. Net income amounts to 475.2 million euros.

As CFM and Compagnie Générale des Etablissements Michelin almost have the same scope of sales, the qualitative comments equally apply to CFM.

Pursuant to the public exchange offer launched on bearer shares in Switzerland last October 3rd, 2002 and closed on November 17th, 2002, Compagnie Générale des Etablissements Michelin holds 99.79% of the Compagnie Financière Michelin (CFM) share capital. Compagnie Financière Michelin holds all the Group subsidiaries outside France, as well as 60% of Manufacture Française des Pneumatiques Michelin. This holding granted the 1.5 billion euros bond issue launched at the end of March 2002 by its subsidiary Michelin Finance Luxembourg S.A. (MIFILUX).

A more detailed report on the 2002 accounts is available upon written request to our Investors Relations Department, or on internet at the following address www.michelin.com, or by phoning at this Toll Free Number 0 800 000 222.

The First quarter 2003 sales will be released on April 23rd, 2003, after the Euronext Paris close.

For those wishing to obtain more information on tire markets and on Michelin, a Fact-book is available on www.michelin.com/corporate/investorrelations/fr/fact_book.jsp or in the form of a CD-ROM (from Mid-March 2003) upon request to our Investor Relations Department

***

Contacts

Investor relations

Eric Le Corre: + (33) 4.73.32.77.92

Laurent Cavard: + (33) 4.73.32.18.02

Relations presse

Fabienne de Brébisson: + 33 (0)1.45.66.10.72

+ 33 (0)6.08.86.18.15

Individual shareholders relations

Jacques Thonier : + 33 (0)4.73.98.59.00

Appendices

The consolidated financial statements as at December 31st, 2002, have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

Consolidated statement of income Year ended December 31, 2002

(in thousands of euros)	2002	2001
OPERATING REVENUE		
Net sales	**15,645,074**	**15,774,608**
Reversal of allowances	**10,982**	**21,216**
Other operating revenue	**455,099**	**491,670**
	16,111,155	**16,287,494**
OPERATING EXPENSES		
Purchases used in production	**5,290,864**	**5,585,622**
Payroll costs	**5,152,143**	**5,241,525**
Other operating expenses	**3,255,493**	**3,232,384,**
Taxes other than on income	**231,713**	**232,054**
Depreciation and amortization	**891,383**	**937,961**
Charges to allowances and provisions	**64,360**	**17,777**
	(14,885,956)	**(15,247,323)**
OPERATING INCOME	**1,225,199**	**1,040,171**
NET INTEREST EXPENSE	**(260,257)**	**(320,779)**
OPERATING INCOME FROM ORDINARY ACTIVITIES	**964,942**	**719,392**
NET NON-RECURRING EXPENSES	**75,209**	**(28,906)**
INCOME TAXES	**(382,455)**	**(329,712)**
NET INCOME OF FULLY CONSOLIDATED COMPANIES	**657,696**	**360,774**
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	**(11,570)**	**(12,834)**
AMORTIZATION OF GOODWILL	**(31,641)**	**(33,996)**
NET INCOME BEFORE MINORITY INTEREST	**614,485**	**313,944**
NET INCOME	**580,803**	**295,967**
Minority interest	**33,682**	**17,977**
Basic earnings per share	**4.28**	**2.20**
Diluted earnings per share	**4.28**	**2.20**

Consolidated balance sheet at December 31, 2002

In thousands of euros	2002	2001
Issued, uncalled capital	**0**	0
FIXED ASSETS		
Goodwill	**307,360**	319,408
Intangible assets	**135,395**	114,739
Property, plant and equipment	**5,772,157**	6,409,851
Investments	**456,907**	415,561
Investments at equity	**58,340**	77,576
	6,730,159	7,337,135
CURRENT ASSETS		
Inventories	**2,860,284**	3,302,052
Trade receivables	**3,145,496**	3,389,533
Other receivables, prepaid expenses and accrued income	**2,366,111**	2,414,141
Cash equivalents	**418,563**	176,389
Cash	**790,505**	762,625
	9,580,959	10,044,740
TOTAL ASSETS	**16,311,118**	**17,381,875**

	2002	2001
SHAREHOLDERS' EQUITY		
Common stock (1)	**283,585**	269,432
Paid-in capital in excess of par (1)	**1,806,789**	1,609,476
Retained earnings (2)	**2,238,462**	2,117,475
	4,328,836	3,996,383
MINORITY INTERESTS	**173,431**	329,540
SHAREHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	**4,502,267**	**4,325,923**
PROVISIONS FOR CONTINGENCIES AND CHARGES	**3,443,844**	**3,958,649**
LIABILITIES		
Subordinated debt	**0**	**1,026,598**
Long and short term debt	**5,026,998**	**4,793,869**
Trade payables	**1,424,855**	1,451,246
Other payables, deferred income and accrued expenses	**1,913,154**	1,825,590
	8,365,007	9,097,303
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**16,311,118**	**17,381,875**
1) Parent company		
2) Including net income for the year	580,803	295,967

CONSOLIDATED STATEMENT OF CASH FLOWS 2002

Michelin Group – in thousands of euros	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
- Net income before minority interests	614,485	313,944
Adjustments to reconcile net income before minority interests to net cash provided by operating activities :		
- Depreciation	943,113	976,877
- Allowances, provisions and deferred taxes	(256,956)	326,398
- Net gains on disposal of assets	(69,130)	(290,702)
- Other	(6,109)	(3,911)
Cash Flow	1,225,403	1,322,606
- Change in inventories	142,632	281,063
- Change in receivables	(39,302)	(3,795)
- Change in payables	65,295	(218,294)
- Other changes in working capital	140,346	(119,060)
Net change in working capital	308,971	(60,086)
Net cash provided by operating activities	1,534,374	1,262,520
CASH FLOWS FROM INVESTING ACTIVITIES		
- Additions to property, plant and equipment and intangible assets	(966,959)	(1,316,714)
- Additions to investments	(219,697)	(240,270)
Total	(1,186,656)	(1,556,984)
- Proceeds from disposals of property, plant and equipment and intangible assets	157,470	60,734
- Proceeds from disposals of investments	158,005	424,499
Total	315,475	485,233
Net investment for the period	(871,181)	(1,071,751)
Impact of changes in Group structure	140	(4,268)
Net change in working capital	(26,140)	121,931
Net cash (used) provided by investing activities	(897,181)	(954,088)
CASH FLOWS FROM FINANCING ACTIVITIES		
- Employee stockownership plan	27,389	
- Expenses related to the Share Exchange Offer	(1,494)	
- Dividends paid to parent company shareholders	(113,435)	(104,662)
- Other dividends pais	(54,216)	(78,087)
Total	(141,756)	(182,749)
Change in long and short term debt	(201,533)	(162,619)
Net change in working capital	(5,845)	39,743
Net cash (used) provided by financing activities	(349,134)	(305,625)
Effect of exchange rate changes on cash and cash equivalents	(18,005)	5,730
Change in cash and cash equivalents	270,054	8,537
Cash and cash equivalents at beginning of period	939,014	930,477
Cash and cash equivalents at the period end	1,209,068	939,014
o/w - Cash	790,505	762,625
- Cash equivalents	418,563	176,389

SEC File #82-3354

PRELIMINARY OFFERING MEMORANDUM
AVAILABLE TO EMPLOYEES OF THE MICHELIN GROUP
ON THE OCCASION OF A CAPITAL INCREASE IN CASH
CONCERNING UP TO 1,407,857 MICHELIN SHARES
RESERVED FOR EMPLOYEES OF THE MICHELIN GROUP
PARTICIPATING IN THE GROUP SAVINGS PLAN

Expected subscription period: from April 2, 2003 through April 30, 2003

COB

▲

Approval of the French *Commission des opérations de bourse*

Pursuant to Articles L. 412-1 and L. 621-8 of the French Monetary and Financial Code, the French *Commission des opérations de bourse* approved this notice by visa No. 03-011 dated January 16, 2003, in accordance with its Regulation No. 98-01. This preliminary offering memorandum was prepared by the issuer and its signatories assume responsibility therefor. This approval implies neither approval of the timeliness of the operation nor validation of the accounting and financial data submitted herewith. Approval was given following a review of the relevance and consistency of the information provided in the context of the operation proposed to investors.

A Reference Document was filed with the *Commission des Opérations de Bourse* on March 22, 2002 under No. D.02-149

This Reference Document and Offering Memorandum represent the preliminary prospectus for the share issue reserved for employees of the MICHELIN Group that is described in this preliminary offering memorandum.

A legal notice will be published in the *Bulletin des Annonces Légales Obligatoires* (listing of required legal notices) at a later date.

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
MICHELIN ET CIE.
A French *société en commandite par actions* (joint-stock limited partnership) – Capital: €283,585,460
Registered Offices: 12, cours Sablon – Clermont-Ferrand (Puy-de-Dôme) – FRANCE
Clermont-Ferrand Corporate Register No. 855 200 887

CONTENTS

Principal Features of the Offering		3
Section I:	Person Responsible for the Prospectus, Persons Responsible for the Audit, and Person Responsible for the Information	4
Section II:	Description and Features of the Offering	6
Section III:	General Information on the Issuer and its Capital Stock	14
Section IV:	Information on the Issuer's Business	16
Section V:	Assets – Financial position — Results	18
Section VI:	Managing and Supervisory Boards	26
Section VII:	Recent Events and Future Outlook	26

PRINCIPAL FEATURES OF THE OFFERING

Issuer	COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN (hereinafter the "Company")
Number of shares being offered	Up to 1,407,857 shares, with a par value of €2, representing 0.99% of the capital stock
Subscription price	The subscription price may not be less than 80% of the average opening prices for the share for 20 trading sessions prior to the date of Management's resolution setting the date subscription begins, rounded up to the nearest whole euro.
Entitlement date of new shares	January 1, 2003
Subscription period	From April 2, 2003 through April 30, 2003
Date of capital increase	July 8, 2003 (tentative date)
Listing of new shares	Scheduled for July 11, 2003 on the *Premier Marché* of Euronext Paris SA on the same line as existing shares
Method for holding shares	. Direct . FCPE (collective shareholding savings plan) for Colombia and Japan
Market price of share (Euronext Paris, *Premier Marché*)	High and low between January 2, 2002 and January 9, 2003: Low: €24.50 and high: €45.05

SECTION I

PERSON RESPONSIBLE FOR THE PROSPECTUS, PERSONS RESPONSIBLE FOR THE AUDIT, AND PERSON RESPONSIBLE FOR THE INFORMATION

1.1 Person Responsible for the Prospectus

Edouard Michelin, one of the Managers.

1.2 Declaration of the Person Responsible for the Prospectus

"To the best of our knowledge, the information in this document reflects the actual position of the Company, and provides investors with all the information required to form an opinion on the assets, business, financial position, revenues and outlook for the issuer as well as on the rights attached to the securities being offered. The document does not contain any omission that could materially affect the significance of such information.

Edouard Michelin
One of the Managers

1.3 Persons Responsible for the Audit

	Date of first appointment	Expiration of term
Statutory auditors:		
• Dominique Paul (1) 11, rue Margueritte 75017 Paris	June 26, 1992	2004
• Stéphane Marie (2) 20 bis, rue Boissière 75116 Paris	June 12, 1998	2004
Alternate auditors:		
• Pierre Dufils (1) 11, rue Margueritte 75017 Paris	June 12, 1998	2004
• Jacques Zaks (2) 20 bis, rue Boissière 75116 Paris	June 12, 1998	2004

(1) Partners of PricewaterhouseCoopers Audit

(2) Partners of COREVISE

1.4 Declaration of Persons Responsible for the Audit

In our capacity as auditors of Compagnie Générale des Etablissements Michelin and pursuant to COB Regulation 98-01, we have reviewed, in accordance with French generally accepted accounting practices, the information relating to the financial position and historical financial statements contained in this prospectus— composed of the reference document filed with the *Commission des Opérations de Bourse* on March 22, 2002 under No. D.02-149 and this Preliminary Offering Memorandum—which has been prepared for a capital increase in cash concerning up to 1,407,857 Michelin shares reserved for employees of the Michelin Group having joined the Group Savings Plan. This capital increase was authorized by the Joint Ordinary and Extraordinary Shareholders' Meeting of May 18, 2001 and was covered in a report we prepared dated March 9, 2001.

This Prospectus was prepared under the responsibility of one of the Managers. It is our responsibility to express an opinion as to whether the information contained herein fairly presents the financial position and financial statements.

In accordance with French generally accepted accounting practices, our mission was to evaluate the fair presentation of the information relating to the financial position and financial statements, and verify their consistency with the financial statements that were the subject of a report. It also consisted of reading the other information contained in the prospectus in order to determine, if necessary, the existence of material misstatements on the financial position and financial statements, and pointing out any clearly misleading information that we may have detected on the basis of our general knowledge of the company acquired as part of our mission. With respect to isolated provisional data resulting from a structured process of development, our reading took into consideration the assumptions used by management and the figures resulting from these assumptions.

In accordance with French generally accepted accounting practices, we have audited the annual and consolidated financial statements for the years ended December 31, 1999, 2000, and 2001, as approved by the Managers, and we have certified said statements without reservation or comments.

In accordance with French generally accepted accounting practices, we conducted a limited review of the semi-annual consolidated financial statements at June 30, 2001 and June 30, 2002, as presented in this Preliminary Offering Memorandum, which have also been covered in reports, and call for no comment on our part.

On the basis of our work, we have no comments to make concerning the fair presentation of the information on the financial position and the financial statements presented in this Prospectus.

Paris, January 15, 2003

Dominique Paul

Stéphane Marie

Auditors:
Members of *Compagnie Régionale de Paris*

1.5 Person Responsible for the Information:

Michel Rollier
Chief Financial Officer
Tel. 04.73.32.20.00

SECTION II

DESCRIPTION AND FEATURES OF THE OFFERING

2.1 Information on the listing of securities on the *Premier Marché* of Euronext Paris SA

2.1.1 Type, class, number, par value, form, entitlement date

Listing of the following shares on the *Premier Marché* of Euronext Paris SA:

In the offering described in this preliminary offering memorandum, the Company plans to issue up to 1,407,857 shares with a par value of €2 (the "New Shares"). This capital increase, with a total nominal value of €2,815,714, with no preemptive subscription rights for shareholders (the "Capital Increase"), will be decided pursuant to the authority granted by a Joint Annual and Special Shareholders' Meeting held on May 18, 2001 (see paragraph 2.2 below).

The share subscription will take place from April 2, 2003 through April 30, 2003.

The shares issued will be the same class and will be equivalent to the Company shares already listed on the *Premier Marché* of Euronext Paris S.A., and shall bear interest as of January 1, 2003.

2.1.2 Percentage of capital represented by the new shares

The New Shares, for which listing will be requested, will represent 0.99% of the Company's issued capital on the date Management decides to issue the 1,407,857 New Shares.

2.1.3 Scheduled initial trading date

Initial trading for the New Shares on the *Premier Marché* of Euronext Paris SA is scheduled for July 11, 2003.

2.1.4 Listing on the *Premier Marché*

Trading symbol: MICP.PA
EUROCLEAR code: 12 126
ISIN code: FR000012 1261

2.1.5 Institution providing securities services for the issue

Société Générale

2.2 Information on the issue

2.2.1 Reasons for the operation

The purpose of the operation described in this preliminary offering memorandum is to allow employees of the Michelin Group to subscribe shares of the Company under preferential terms so that they can be more closely associated with the international development of the Company.

2.2.2 Context of the issue

2.2.2.1 Resolution of the Joint Annual and Special Shareholders' Meeting of May 18, 2001

In its Fifth Resolution, the Joint Annual and Special Shareholders' Meeting of May 18, 2001, voting in accordance with the provisions of Article L. 443-1 and following of the French Labor Code:

- authorized an increase in the Company's capital, on one or more occasions, through an issue of up to 2,700,000 new shares, which corresponds to 2% of the total capital stock as of May 18, 2001, reserved for employees of the Company and French or international affiliated companies as this is defined by Article L. 225-180 of the French Commercial Code and, with respect to employees in France, who are members of a Group Savings Plan. The shareholders expressly waived their preemptive subscription rights in favor of said beneficiaries;

- resolved that the issue price of the shares subscribed by the beneficiaries described hereinabove may not be less than 80% of the average opening prices of the share during 20 trading sessions prior to the date of Management's resolution setting the initial subscription date, rounded up to the nearest whole euro; and

- in accordance with the legal and regulatory requirements within the limits and under the conditions described above or, if necessary, in accordance with the provisions adopted in the Group Savings Plan, granted all powers to the Managers to determine the terms and conditions of the capital increase no later than five years from the date of said Meeting and, in particular:

    - to approve the list of French or international companies cited above, whose employees participating in a savings plan will be able to participate in the in the capital increase so determined;

    - within the limits set by law, define the conditions that must be met by said employees in order to participate in this capital increase;

    - decide whether these employees will have to participate in the capital increase through individual subscription or a collective shareholding savings vehicle or other facilities or entities permitted by applicable legal or regulatory provisions;

    - decide on the number of shares to be issued, which will be immediately classified with existing shares, set the issue price which may not be less than 80% of the average opening prices of the share for 20 trading sessions prior to the date on which Management sets the opening date for subscription, rounded up to the nearest whole euro;

    - set the subscription period and, within the limits defined by law, set the period given to subscribers to pay for the shares have subscribed;

    - approve any other terms and conditions relating to the capital increase;

- charge the costs of this capital increase against the amount of premiums attached thereto;

- and, generally, do whatever is necessary to carry out the capital increase or any subsequent increases and, in particular, amend the relevant bylaws.

Investors are reminded that, on the basis of this authority and delegation of powers, a first capital increase reserved for employees of the Group in sixteen countries was executed on June 28, 2002 (see note 2 of paragraph 3.1 hereinafter). This first employee shareholding plan was described in an offering memorandum approved by the French *Commission des Opérations de Bourse* on April 5, 2002, under visa No. 02-332.

*2.2.2.2 **Management's decision***

Under the authority and delegation of powers described hereinabove, Management plans to decide on March 27, 2003 to issue to employees of the Michelin Group 1,407,857 shares of the Company, with a par value of €2, representing 0.99% of the capital on the date of said decision.

2.2.3 Description of the offering reserved for employees

On March 27, 2003, Management expects to approve the issuance of up to 1,407,857 shares, representing 0.99% of the capital. This offer is reserved for employees of the Company and French or international companies (1) in which it holds, directly or indirectly, at least 50% of the capital; (ii) that have joined the Group Savings Plan created for this purpose; and (iii) whose registered offices are located in the following countries:

Algeria, Argentina, Australia, Austria, Belgium, Brazil, Cameroon, Canada, Chile, Colombia, Czech Republic, Denmark, Ecuador, Egypt, Estonia, Finland, France, Germany, Greece, Hungary, India, Indonesia, Ireland, Italy, Japan, Latvia, Lebanon, Lithuania, Mexico, Nigeria, Netherlands, New Zealand, Norway, Panama, Peru, Philippines, Poland, Portugal, Romania, Russia, Saudi Arabia, Singapore, Slovakia, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, Venezuela, United Arab Emirates, and the United States.

In addition, the beneficiaries—approximately 110,000 people out of a total Group work force of 130,000—must demonstrate that they have been employed three months on the date the subscription period is closed, i.e. April 30, 2003.

Pursuant to Article L. 225-138 IV of the French Commercial Code and Articles L 443-1 and following of the French Labor Code, the Company share subscription offer to employees will be made on preferential terms.

Pursuant to the provisions of Article L. 443-5 of the Labor Code and the authority granted by the Joint Annual and Special Shareholders' Meeting of May 18, 2001 cited in 2.2.1.1 above, a discount of up to 20% may be applied to the reference price, which is equal to the average opening prices of the Michelin share on the Paris Bourse for twenty trading sessions prior to the decision of Management described under 2.2.2.2 above.

The capital increase will be executed at the level of the number of shares actually subscribed. If demand exceeds the number of shares being offered, the number of securities allotted will be reduced in a manner to be determined.

Subscribed shares must be held by the owners for a period of five years, except in the event of a case of early release as provided for by Article R. 442-17 of the Labor Code.

***France*:**

For information purposes, the cases for early release provided for by Article R. 442-17 of the Labor Code are as follows:

- the marriage of the party or the signature of a civil solidarity agreement by the party;
- the birth or arrival in the home of a child for adoption, if the party's household already has at least two dependent children;
- divorce, separation or dissolution of a civil solidarity pact which carries a judgement providing for the sole or shared custody of at least one child in the home of the interested party;
- disability of the participating employee, his children, spouse, or his partner under a civil solidarity pact. Disability is understood as defined in Sections 2 and 3 of Article L 341-4 of the social security code, or it must be recognized by a decision of the technical orientation and professional reclassification commission cited in Article L 323-11, or by the special education departmental commission, provided that the disability is at least 80 % and that the interested party performs no professional activity;
- death of the participating employee, his spouse, or the partner under a civil solidarity pact;
- termination of the employment contract;
- use of the sums saved for the establishment or acquisition by the participating employee, his children, his spouse, or the partner under a civil solidarity pact, of an industrial, commercial, trade or agricultural business, either individually, or in the form of a company, provided that said person effectively exercises control as this is defined by Article R 351-43, or for the establishment of another non-salaried profession in order to carry out such a profession, or for the acquisition of partnership shares in a co-operative production company;
- use of the sums saved for the acquisition or expansion of the employee's principal residence, which includes the creation of new living area as defined in Article R 111-2 of the building and housing code, provided that there is a building permit or a prior declaration of work, or for the renovation of the principal residence which has been damaged by a natural disaster recognized by ministry order;
- overindebtedness of the participating employee as this is defined in Article L 331-2 of the consumer code, on a request sent to the entity responsible for managing the employee's funds or to the employee's employer either by the chairman of the consumer excess debt commission, or by a judge, when the release of the rights appears necessary to pay the liabilities of the participating employee.

***Countries outside France*:**

Shares or units in an FCPE (collective shareholding savings plan) are usually subject to the same conditions of non-transferability. In some countries, however, depending on local legislation, some cases of early release are not available and the lock-up period may be extended by contract.

2.2.4 Subscription price, number of shares to be issued and gross proceeds from the issue

The subscription price of the shares being offered will be set by Management on March 27, 2003 and may not be less than 80% of the average opening prices of the share for 20 trading sessions prior to the date of Management's decision setting the initial subscription date, rounded up to the nearest whole euro.

Up to 1,407,857 shares with a par value of €2, representing 0.99% of the Company's capital on the date of Management's decision, will be offered. In the event that all shares are subscribed, gross proceeds from the share issue would total the nominal amount of €2,815,714.

2.2.5 Terms of the issue

In some countries, the share offering may be subject to specific regulations. The recipients of this preliminary offering memorandum should be aware of any local restrictions and comply with them.

Any person in possession of this preliminary offering memorandum shall distribute or forward this memorandum in those jurisdictions only in compliance with applicable laws and regulations.

Any person who, for whatever reason, forwards or causes this preliminary offering memorandum to be forwarded in such jurisdiction, must draw the recipient's attention to the provisions of this paragraph.

2.2.6 Subscription period

The subscription period is April 2, 2003 through April 30, 2003.

2.2.7 Subscription terms and conditions

Employees who wish to subscribe the offer must use the application forms they will receive from their respective employers and forward these forms, along with the method of payment selected, to the personnel department of their organization.

With respect to Colombia and Japan, the subscription will be made through an FCPE (collective shareholding savings plan) that has been specifically set up for this purpose.

Two payment methods will be offered: either a single payment or payment in twelve monthly installments.

2.2.8 Terms of delivery of the new shares

Employees may directly subscribe for the New Shares, which will be in registered form, except in Colombia and Japan as described in the preceding paragraph.

An application for listing with Euronext Paris S.A. and Euroclear France S.A. will be filed for the New Shares.

2.2.9 Subscribers' irrevocable commitments

In accordance with the commitment made by the employee subscriber in accordance with the terms indicated on the application form, his decision will be irrevocable.

2.3 General information on the new shares

2.3.1 Rights attached to the shares issued

From the time they are issued, the new shares will be subject to the provisions of the Company's bylaws and shall bear interest as of January 1, 2003. They will entitle the owner, for fiscal year 2002 and subsequent years, to the same dividend that may be distributed to other shares with the same entitlement date.

They will be fully equal to existing shares as of the initial listing date.

All the shares are the same class and have equal rights in the distribution of earnings and liquidation surplus.

Ownership of a share carries automatically implies compliance with the Company's bylaws and resolutions of the Shareholders' Meeting.

Dividends are paid at the locations and on the dates set by the Shareholders' Meeting. Any dividend that is not claimed within five years from its payment shall be void as provided for by law.

In all Shareholders' Meetings, each shareholder member of such meetings, has as many votes as the number of shares he owns or represents, without limitation. However, two votes per share shall be allowed for owners or representatives of all paid-up shares that have been registered in the name of the same owner for at least four years, provided that the owner is a French citizen or a national of a member State of the European Union.

2.3.2 Negotiability of the shares

No clause in the bylaws limits the free negotiability of the shares that form the Company's capital stock.

Only the rules governing ownership of shares within the Group Savings Plan may limit the negotiability of said shares.

2.3.3 Obligations concerning disclosure of holdings

The bylaws do not stipulate disclosure of holdings to the Company.

2.3.4 Form of the shares

The shares are in registered form.

2.3.5 Tax treatment of the shares

The following paragraphs summarize current French tax laws.

This summary is intended only to provide an overview of the tax treatment for amounts invested by employees of the Company or its French subsidiaries that are members of the Group Savings Plan (i) on the date the share are subscribed, (ii) on the date the dividends attached to the shares are received; and (iii) on the date the shares are transferred.

Furthermore, in some cases, such as the transfer of his residence abroad by an employee participating in the Group Savings Plan, a specific tax treatment may apply.

As this offering memorandum concerns an offering made to employees in several countries, those who wish to subscribe to the offer must refer to the documentation provided in their respective countries and consult their tax adviser.

(i) Tax treatment on the date the shares are subscribed by employees participating in the Group Savings Plan.

Employees' voluntary contributions:

- These contributions may not be deducted from taxable income.

Additional contributions from the employer:

- These contributions are exempt from the employee's income tax, provided that they are kept in the savings plan for at least five years. This exemption also concerns the early releases permitted by law.

- The contributions are subject to a general social security tax (CSG) of 7.5%, and to the contribution to repayment of the public debt (CRDS) at the rate of 0.5% under the terms applicable to wages and salaries. Therefore, the CSG and CRDS are deducted automatically by the employer at the time the individual rights are granted, but with a 5% tax allowance. The CSG withheld by the employer may not be deducted from the employee's total taxable income.

- These contribution are exempt from the 2% social security tax.

(ii) Tax treatment on the date the dividends attached to the shares of employees participating in the Group Savings Plan are received.

- Dividends are subject to income tax in the year they are received as income from securities and transferable assets. They are eligible for a general allowance of€1,220 for single taxpayers and €2,440 for couples filing jointly. The allowance is reserved for individuals who are residents of France for tax purposes.

- Tax credits *(avoirs fiscaux)* attached to these dividends are charged against income tax. If they cannot be charged, then the tax credits are returned.

- Distributed dividends are subject to the CSG (7.5%), the CRDS (0.5%) on income from assets (without applying the 5% allowance reserved for employees) and the 2% social security tax. Contributions and social security payments are collected annually based on a list issued by the tax services.

- The CSG calculated on dividends may be deducted up to 5.1% of the employees' total taxable income. The CRDS and the 2% social security tax may not be deducted.

(iii) Tax treatment on the date the shares of employees participating in the Group Savings Plan are transferred at the end of the five-year period or at any time in cases of early release permitted by law.

- Capital gains on disposals of securities realized from the sale of shares subscribed under the Group Savings Plan are expressly exempted from income tax.

- Capital gains are subject to the CSG (7.5%) and the CRDS (0.5%) on income from assets, as well as the 2% social security tax on the date the shares are transferred. These contributions and social security taxes are withheld by the institution managing the rights on the date employees request the transfer of their shares.

- The contributions and social security taxes paid may not be deducted from the employees' total taxable income.

2.3.6 Application and listing of the new shares

An application to list the new shares for trading on the *Premier Marché* of Euronext Paris S.A. and for the operations of Euroclear France S.A. will be filed immediately after they are issued.

As soon as they are listed for trading on the *Premier Marché* of Euronext Paris S.A., the New Shares will be fully ranked with the Company's shares already traded on this market.

2.4 Other listing markets

The Michelin shares are listed exclusively on the *Premier Marché* of Euronext Paris S.A.

2.5 Trading volume and change in share price (Euroclear code: 12126)

2002 Date	High	Low	Last	Securities traded	
				Number	Amount
January	41.54	36.36	41.13	10,629,195	419,676,129.73
February	44.09	38.72	43.90	14,390,726	593,877,924.77
March	45.05	42.61	43.54	14,708,428	644,828,647.99
April	44.10	41.20	43.00	14,931,450	639,917,933.32
May	44.00	41.11	41.80	26,904,670	1,154,069,393.28
June	43.50	36.28	41.03	18,827,669	766,308,176.01
July	42.01	33.01	40.45	19,742,370	753,231,527.98
August	41.29	36.30	36.50	15,083,882	582,834,720.40
September	36.75	27.90	28.42	14,193,324	465,244,883.29
October	31.50	24.50	29.36	18,070,760	516,354,138.79
November	35.40	27.78	34.89	15,015,217	469,322,803.05
December	35.90	31.02	32.86	11,338,653	369,981,845.39
2003					
at January 9	33.50	31.80	31.95	3,977,434	130,307,339.73

2.6 Jurisdiction in disputes

When the Company is the defendant, jurisdiction in the event of disputes are the courts with jurisdiction for the Company's registered offices. The courts in which the Company may bring action will be determined on the basis of various criteria, particularly the nature, location and circumstances of the disputes.

SECTION III

GENERAL INFORMATION ON THE ISSUER AND ITS CAPITAL STOCK

Information concerning this Section III can be found in the Reference Document that was filed on March 22, 2002 with the French *Commission des Opérations de Bourse* under No. D.02-149 and is incorporated by reference in this preliminary offering memorandum. That information is completed as follows:

3.1 Authorizations for capital increases granted by the Shareholders' Meetings of June 12, 1998 and May 18, 2001

SECURITIES	EXPIRATION DATE		AMOUNT	
	WITH PSR (1)	WITHOUT PSR (1)	OF THE ISSUE	OF THE CAPITAL INCREASE with or without PSR (par value)
Capital increase in cash	June 11, 2003	—	—	€100 million
Capital increase reserved for employees	—	May 17, 2005	—	€5,400,000
Capital increase from exercise of subscription options reserved for managers and executives	—	July 17, 2004	—	€4,600,000
Capital increase through exchange offers	—	May 17, 2004	—	€100 million
Allotment of bonus shares	June 11, 2003		—	€100 million
Convertible bonds	June 11, 2003	May 17, 2004	€1 billion	€100 million
Bonds with equity warrants	June 11, 2003	May 17, 2003	€1 billion	€100 million
Compound securities	June 11, 2003	June 11, 2003	€1 billion (in case of bond issues)	€100 million
Equity warrants · **free of charge**	June 11, 2003			€100 million
· **for a fee**	June 11, 2003	May 17, 2002	—	€100 million

(1) PSR: Shareholders' preemptive subscription right

Notes: The authorizations granted by previous Special Shareholders' Meetings are null and void.

To date, the authorizations for a capital increase indicated above have been used as follows:

1 – May 19, 2002: Allotment of 716,600 stock options to executives and managers which, if exercised at the end of a four-year period, may result in the issue of up to 716,600 shares with a par value of €2.

2 – June 28, 2002: Execution of a capital increase reserved for Group employees for a total amount of €45,225,005, representing €42,640,719 in share premiums and €2,584,286 in nominal value, and corresponding to the payment of 1,292,143 shares with a par value of €2 issued at the price of €35.

3 – November 20, 2002: Execution of a capital increase in consideration for the 444,978 bearer shares of the subsidiary Compagnie Financière Michelin, with a par value of CHF 200, tendered in the exchange offer initiated by the Company on October 2, 2002 on the 459,593 shares targeted by the offer and listed on the primary market of SWX Suisse Exchange. Based on an exchange parity of thirteen shares of the Company for each bearer share of Compagnie Financière Michelin tendered in the exchange offer, 5,784,714 shares with a par value of €2 were issued, representing a capital increase in the amount of €11,569,428, which is equal to the difference between the issue price of said shares, i.e. a unit amount of €29.59 and a total amount of €171,169,687.26 and the nominal amount of the capital increase, i.e. €11,569,428, generating an issue premium of €159,600,259.26.

3.2 Breakdown of capital stock at December 31, 2002

Number of shares held by the Company in its own name: 1,263,202.

The Annual Shareholders' Meeting of May 17, 2002 authorized a share buy-back plan:

- Subject to the following limits:
  Number of shares representing up to 10% of the capital stock:
  - maximum purchase price: €60
  - minimum sale price: €40
  - term of authorization: 18 months from said Meeting

- For the following purpose:
  To regularize the market price of the shares, to convert or transfer the shares, to exchange or give the shares as payment, particularly as part of financial transactions such as acquisitions, or at the time of an issue of securities giving access to capital either directly or indirectly, for payment of securities contributed under a share exchange offer, arbitrage with payment of dividends, and to cancel the shares, in whole or in part, under the authority granted for this purpose by the Fourth Resolution of the Special Shareholders' Meeting of June 11, 1999, in order to optimize management of the Company's equity and net earnings per share.

This plan led to the publication of an Information Memorandum approved by the French *Commission des opérations de Bourse* under No. 02-464 on April 26, 2002.

3.3 Dividends

The Annual Shareholders' Meeting of May 17, 2002 approved a dividend payment of €0.85 per share, with a tax credit of €0.43, which brings the total income for shareholders entitled to such credit to €1.28 per share.

This dividend was paid on May 22, 2002.

SECTION IV

INFORMATION ON THE ISSUER'S BUSINESS

Information concerning this Section IV can be found in the Reference Document that was filed on March 22, 2002 with the French *Commission des opérations de Bourse* under No. D.02-149 and is incorporated by reference in this preliminary offering memorandum. It is completed by information contained in Sections V and VII of this memorandum as well as by the following information:

- **August 2002** :
  Reopening of manufacturing operations in Algeria
  Nine years after the shutdown of operations at the Hussein Dey plant in the suburbs of Algiers, Michelin is considering reopening its Algerian activity. This plant will produce truck tires for the Algerian market and exports for the countries of the region.
  Eventually, Michelin Algeria is expected to employ a work force of approximately 500.

- **September 2002** :
  4th Challenge Bibendum
  In the spirit of the first auto races launched by the Michelin brothers to promote what was not yet known as "mobility", the Challenge Bibendum was born nearly a century later. The purpose of this event, year after year, is to be a moving display window of all the environmental progress made by the auto industry.
  Challenge Bibendum 2002, which was held from September 22-25 between Hockenheim and Paris, passing through the Strasbourg headquarters of the European Parliament, brought together nearly 70 vehicles representing auto makers, equipment vendors, local communities, and energy producers. For each participant, it was an extraordinary opportunity to showcase, compare and test the cleanest new technologies. This year the dominant theme was Europe and the Challenge also focused on dialogue and planning about the future of mobility and provided a platform for all those involved, including public authorities and consumers.

  Audi announces that the new A8 will be equipped with the Pax System as an option
  Michelin, which delivered its 100,000th PAX System package to Renault in September for the Scenic, signed a new contract for the new Audi A8 to be equipped with the PAX System as an option once marketing begins in November, 2002.
  The PAX System technology offers the Audi A8 greater performance, by intensifying the sports car feel, driving precision, and an excellent combination of comfort and handling as well as, of course, the increased safety of the PAX System in the event of a sudden loss of pressure.
  In equipping this high-end car, and the Audi A6 in the near future, Michelin has confirmed its technological lead in Europe.

  New recognition in North America
  After conducting a survey of more than 33,000 consumers, JD Power and Associates awarded to Michelin North America the prize for the best original equipment passenger tire and the best original equipment light truck tire. Michelin has won this award 34 times, a record 81% of the total awards given for this category.

  Paris World Auto Show
  The 1,400,000 visitors to the Paris Show discovered Michelin's innovations on its stand. In addition to announcements of new products and approvals (PAX System, Michelin Pilot and Michelin Pilot Sport lines), the new Energy line was introduced. This tire offers improved performance in terms of safety, reduced road resistance, and longevity. The new Alpine tire offers high-level traction, whatever the driving conditions (wet, dry and cold, or snow and ice).
  Michelin also equips many of the cars introduced at the World Auto show, particularly the luxury segment, including the Audi A8 with the PAX System, Porsche Cayenne, Bentley Continental GT, and Mercedes Maybach.

Michelin also used this event to introduce its new OCP road bond system, which guarantees an optimum contact area with the road, and to announce the expansion of its partnership policy with Bosch, TRW and Wabco.

- **October 2002**:
  The new Michelin Alpine rated number 1 in snow-tire comparison tests
  During the snow-tire test organized by ADAC, the German Automobile Club, and other European automobile clubs, including the Austrian club (ÖAMTC), the brand new Michelin Alpine earned the best ratings of the 31 tires tested. Designed for family and compact cars, the new Michelin Alpine is available in nine sizes, from 14 inches to 16 inches, T speed index (190 km/h), with this product covering 40% of the snow-tire market.

"Intelligent" truck tires
Michelin announced a world first when it introduced the "eTire System" on the American market. This unique process, which has been tested for 2 years, automates both the collection of temperature and pressure data and maintenance operations for each tire mounted on each vehicle.
The "eTire system" is composed of several elements: an electronic micro-processor, the "In Tire Sensor" mounted inside the truck tires which communicates with fixed sensors (markers in front of which the truck passes) or mobile sensors (carried by a technician), and a software package BIB TRACK, which processes the data collected on a server via the Internet. For the first time, fleets will know the exact performance of their tires in real time and can optimize both management and costs.

Signature of a back-up credit line of 1 billion euros
Compagnie Financière Michelin obtained a syndicated revolving 5-year credit line of 1 billion euros. This credit line is intended to replace a 7-year credit line of USD 700 million which came due. This is a "back-up" line ("liquid"), which is not intended to be drawn.
This transaction was co-arranged by Bank of America Securities Limited, The Bank of Tokyo-Mitsubishi Ltd, Crédit Agricole Indosuez and Crédit Lyonnais.

- **December 2002**:
  Agreement to acquire the VIBORG tire distribution network.
  Michelin, through Euromaster, its tire distribution subsidiary, signed an agreement with the Viborg Group on December 18 to acquire all its European tire distribution operations.

This acquisition will complete the geographic coverage of the Euromaster network, primarily because of the strong presence of the Viborg Group in Northern Europe through 465 points of sale.

This acquisition, at a cost of approximately 300 million euros for the Michelin Group, and currently awaiting authorization from European antitrust authorities, will strengthen the Group's presence in this business in Germany by increasing its sale points tenfold.

SECTION V

ASSETS - FINANCIAL POSITION - RESULTS

The information for this Section V is provided in the reference document filed on March 22, 2002 with the French *Commission des Opérations de Bourse* under No. D.02-149 and is incorporated by reference in this preliminary offering memorandum. On the date of this offering memorandum, this information remains accurate and is completed with the following information:

5.1 Business report for the first half of 2002

In the context of globally depressed tire markets, but markets which deteriorated less than projected, consolidated sales revenues totaled 7.82 billion euros versus 7.71 billion for the first half of 2001. This change primarily reflects an increase in volumes sold (+ 1.5%), an improved sales mix (+ 0.6%), and the balance reflects a change in consolidation (+ 0.5%). The impact of exchange rates was a negative 1.1%.
While sales revenues grew only slightly, consolidated operating income totaled 569.5 million euros, up from 490.8 million for the first half of 2001. As a result, it represents 7.3% of sales revenues, instead of the 6.4% at June 30, 2001. This strong growth primarily reflects:
-- pursuit of a strategy of targeted growth in segments with high added value;
-- the solid performance of sale prices;
-- controlled management of the business;
-- the results of measures initiated since 1999 to cut operating costs;
-- a decline in the price of raw materials.

The Group posted a financial loss of 123 million euros, an improvement from the loss of 163 million for the same period in the previous year. The decrease in financial charges is primarily the result of the change in the group's debt and in interest rates.
Earnings before taxes, which were 327.7 million euros for the first half of 2001, totaled 446.5 million at June 30, 2002.
The Group posted an extraordinary loss of 10.5 million euros versus a profit of 281.6 million at June 30, 2001, which resulted primarily from the gain of 375 million earned by the sale of Peugeot S.A. securities.
Overall, consolidated net earnings totaled 254.1 million euros, versus 369.5 million for the same period in 2001.
Consolidated cash flow reached 636.3 million euros versus 623.4 million for the first half of 2001.

For the first half of 2002, the Company's corporate statements show sales of 186.2 million euros versus 177.5 million in the first half of 2001. This represents royalties earned over this period from licensed companies which are eliminated in consolidation since they appear as charges on the statements of those companies. Earnings before taxes totaled 257.5 million euros versus €194.3million in the first half of 2001. Net income in the first half was 246 million euros, up from €183 million a year ago.

5.2 Consolidated semi-annual financial statements

Consolidated Balance Sheets at June 30, 2002 and December 31, 2001.
(In thousand euros.)

Assets	**06/30/02**	**12/31/01**
Subscribed capital not called	0	0
Fixed assets:		
Goodwill	290,163	319,408
Intangible assets	112,325	114,739
Tangible assets	5,928,066	6,409,851
Financial assets	422,920	415,561
Securities valued using the equity method	63,995	77,576
	6,817,469	7,337,135
Current assets:		
Inventories and work in progress	3,055,355	3,302,052
Receivables and similar accounts	3,293,247	3,389,533
Other income and prepaid expenses	2,419,114	2,414,141
Investment securities	253,791	176,389
Cash and cash equivalents	1,432,307	762,625
	10,453,814	10,044,740
Total assets	17,271,283	17,381,875

Liabilities	**06/30/02**	**12/31/01**
Equity capital:		
Capital (1)	272,016	269,432
Premiums (1)	1,648,671	1,609,476
Consolidated reserves and income (2)	2,021,251	2,117,475
	3,941,938	3,996,383
Minority interests	303,428	329,540
Equity capital and minority interests	4,245,366	4,325,923
Provisions for risks and charges	3,705,545	3,958,649
Liabilities:		
Subordinated debt	0	1,026,598
Long and short-term liabilities	6,010,253	4,793,869
Suppliers and similar accounts	1,302,960	1,451,246
Other debt and accrued liabilities	2,007,159	1,825,590
	9,320,372	9,097,303
Total liabilities	17,271,283	17,381,875
(1) of the consolidating parent company		
(2) including net income for the period	229,445	295,967

Comparative consolidated income statements.
(In thousand euros.)

	01/01/02 to 06/30/02	01/01/01 to 06/30/01	01/01/01 to 12/31/01
Operating revenues:			
Net sales	7,820,965	7,710,019	15,774 608
Write-back of allowances	11,592	10,265	21,216
Other operating revenues	193,054	199,445	491,670
	8,025,611	7,919,729	16,287,494
Operating expenses:			
Purchases used in production	2,598,841	2,589,825	5,585,622
Payroll costs	2,690,602	2,680,304	5,241,525
Other operating expenses	1,575,746	1,573,717	3,232,384
Taxes and duties	116,776	114,677	232,054
Depreciation allowance	456,533	461,065	937,961
Provision allowance	17,529	9,263	17,777
	– 7,456,027	– 7,428,851	– 15,247,323
Operating income	569,584	490,878	1,040,171
Financial expenses and revenues	– 123,026	– 163,177	– 320,779
Earnings before taxes of consolidated companies	446,558	327,701	719,392
Extraordinary expenses and revenues	– 10,529	281,649	– 28,906
Income tax	– 161,130	– 217,126	– 329,712
Net income of consolidated companies	274,899	392,224	360,774
Share in income of companies valued using the equity method	– 5,492	– 4,810	– 12,834
Allocations to amortization of goodwill	– 15,276	– 17,907	– 33,996
Net income	254,131	369,507	313,944
Group share	229,445	355,787	295,967
Minority interests	24,686	13,720	17,977
Earnings per share	1.70	2.64	2.20
Diluted earnings per share	1.70	2.64	2.20

Cash flow.
(In thousand euros.)

	06/30/02	2001
Operating activities:		
Net income of consolidated companies	254,131	313,944
Elimination of expenses and revenues with no impact on cash:		
Depreciation	483,889	976,877
Provisions and deferred taxes	– 89,243	326,398
Capital gains on disposals	– 10,463	– 290,702
Other	– 1,983	– 3,911
Cash flow for the period	636,331	1,322,606
Change in inventories and work in progress	59,261	281,063
Change in receivables	– 89,051	– 3,795
Change in payables	– 45,204	– 218,294
Other changes	159,406	– 119,060
Change in working capital requirements	84,412	– 60,086
Net cash generated by operations	720,743	1,262,520
Investment activities:		
Purchases of tangible and intangible assets	– 371,469	– 1,316,714
Purchases of and increases to financial assets	– 115,546	– 240,270
Total	– 487,015	– 1,556,984
Disposals of tangible and intangible assets	22,040	60,734
Disposals of and reductions in financial assets	102,636	424,499
Total	124,676	485,233
Net investment for the period	– 362,339	– 1,071,751
Impact of changes in consolidation	297	– 4,268
Change in working capital requirements and other	– 58,654	121,931
Net cash generated by investment activities	– 420,696	– 954,088
Financing activities:		
Employee shareholding plan	27,032	0
Dividends allotted to parent company shareholders	– 113,435	– 104,662
Other distributions	– 47,809	– 78,087
Total	– 134,212	– 182,749
Change in long and short-term debt	612,079	– 162,619
Change in working capital requirements and other	– 15,717	39,743
Net cash generated by financing activities	462,150	– 305,625
Impact of change in exchange rates	– 15,113	5,730
Change in cash	747,084	8,537
Cash at beginning of period	939,014	930,477
Cash at end of period	1,686,098	939,014
inc. cash and cash equivalents	1,432,307	762,625
Investment securities	253,791	176,389

Notes to the interim consolidated financial statements at June 30, 2002.

Principles of consolidation.

The consolidated financial statements were prepared in accordance with French generally accepted accounting principles. The principles and methods applied in preparing the consolidated financial statements for the first half of 2002 comply with the provisions of Regulation 99-02 of the Accounting Regulatory Committee.

Accounting Principles and Valuation Methods.

The interim consolidated financial statements at June 30, 2002 are prepared and submitted in accordance with accounting rules, and the applications of the principles of prudence, independence of fiscal years, and continuous operations including, if necessary, the recording of charges incurred annually on an accrual basis and by resorting to estimates if deemed necessary.

Changes in consolidation.

There have been no significant changes in consolidation from December 31, 2001.

Changes in treasury stock.

The number of treasury shares held by Compagnie générale des établissements Michelin decreased by 2,877,255 in the first half of 2002.

Employee shareholding plan.

For the implementation of this global plan, 1,292,143 shares with a par value of EUR 2 were issued on June 28, 2002 at a price of EUR 35. The impact on consolidated equity capital, net of the employer's contribution and issue costs, was 27 million euros.

Michelin stock option plan.

The first plan resulted in the allotment of 716,600 stock options on May 19, 2002 to executives and managers in France and abroad. The price of each option, which may be exercised on or after May 19, 2006, was set at 44 EUR.

Financing.

In March, Michelin Finance Luxembourg S.A. (Mifilux) issued a euro-bond in two tranches, guaranteed by Compagnie financière Michelin:

- a first tranche of 1 billion euros in fixed-rate bonds maturing in 2009, 750 million euros of which was covered by a variable-rate swap;
- a second tranche of 500 million euros in fixed-rate bonds, maturing in 2012.

Debt securitization program.

The Michelin Group has extended its debt sale and securitization of customer receivables program to part of Europe.
The amount of the corresponding financing totaled USD 550 million in the United States and 555 million euros in Europe at June 30, 2002.
The ad-hoc vehicles created for this purpose are consolidated. Therefore, the customer receivables, the corresponding financing, and the associated risks are recognized on the group's balance sheet.

Data by Sector.
(In thousand euros.)

Business sectors	Passenger car/ Light truck	Truck	Other businesses	Inter-sector eliminations	Total
06/30/2002:					
Sales	3,995,159	1,934,266	2,303,740	– 412,200	7,820,965
Operating income	356,487	214,518	– 1,421		569,584
06/30/2001:					
Sales	3,874,648	1,905,591	2,350,005	– 420,225	7,710,019
Operating income	299,468	171,244	20,166		490,878
12/31/2001:					
Sales	7,982,179	3,915,259	4,901,194	– 1,024,024	15,774,608
Operating income	711,110	342,976	– 13,915		1,040,171

Consolidated income statements by destination at June 30, 2002,
June 30, 2001 and December 31, 2001.

(In thousand euros)	06/30/02	06/30/01	12/31/01
Net sales	7,820,965	7,710,019	15,774,608
Cost price of sales	5,539,227	5,528,262	11,325,016
Gross margin	2,281,738	2,181,757	4,449,592
Sales, administrative and general costs	1,712,154	1,690,879	3,409,421
Total operating expenses	7,251,381	7,219,141	14,734,437
Operating income	569,584	490,878	1,040,171
Financial expenses and revenues	– 123,026	– 163,177	– 320,779
Earnings before taxes of consolidated companies	446,558	327,701	719,392
Extraordinary expenses and revenues	– 10,529	281,649	– 28,906
Income tax	– 161,130	– 217,126	– 329,712
Net income of consolidated companies	274,899	392,224	360,774
Share in income of companies accounted for using equity method	– 5,492	– 4,810	– 12,834
Amortization of goodwill	– 15,276	– 17,907	– 33,996
Net income	254,131	369,507	313,944
Group share	229,445	355,787	295,967

Off-Balance-Sheet Commitments.

No significant item has impacted the Group's commitments since the closing date of the financial statements for the last fiscal year.

Statement of change in equity capital and minority interests

(In thousand euros)

	Capital	Premiums related to capital	Consolidated reserves	Currency translation adjustments	Net income, group share	Sub-total, equity capital, group share	Minority interests	Total
Position at December 31, 2000	269,432	1,609,476	2,159,857	– 594,200	399,045	3,843,610	310,919	4,154,529
Distributions					– 157,674	– 157,674	– 25,075	– 182,749
Appropriation of undistributed earnings			251,581	– 10,210	– 241,371			
Earnings for fiscal year 2001					295,967	295,967	17,977	313,944
Currency conversions and other changes			4,389	10,091		14,480	25,719	40,199
Position at December 31, 2001	269,432	1,609,476	2,415,827	– 594,319	295,967	3,996,383	329,540	4,325,923
Employee shareholding plan	2,584	39,195	– 14,747			27,032		27,032
Distributions					– 138,708	– 138,708	– 22,536	– 161,244
Appropriation of undistributed earnings			157,434	– 175	– 157,259			
Earnings for the first half of 2002					229,445	229,445	24,686	254,131
Currency conversions and other changes			6,227	– 178,441		– 172,214	– 28,262	– 200,476
Position at June 30, 2002	272,016	1,648,671	2,564,741	– 772,935	229,445	3,941,938	303,428	4,245,366

SECTION VI

MANAGING AND SUPERVISORY BOARDS

Information concerning this Section VI can be found in the Reference Document that was filed on March 22, 2002 with the French *Commission des Opérations de Bourse* under No. D.02-149 and is incorporated by reference in this preliminary offering memorandum. On the date of this memorandum, the information remains accurate.

SECTION VII

INFORMATION ON RECENT EVENTS AND FUTURE OUTLOOK

Information concerning this Section VII can be found in the Reference Document that was filed on March 22, 2002 with the French *Commission des Opérations de Bourse* under No. D.02-149 and is incorporated by reference in this preliminary offering memorandum.

That information remains correct on the date of this offering memorandum, and is completed as follows:

Sales revenues from third quarter 2002

(in million euros)	9 months 2002	9 months 2001
Consolidated sales revenues	11,686.2	11,702.0
Excluding impact of foreign exchange variations	*N/A*	*11,382.0*[1]
	3rd quarter 2002	3rd quarter 2001
	3,865.2	3,991.6
Excluding impact of foreign exchange variations	*N/A*	*3,756.0*[2]

	Year to date 9 months 2002		**3rd quarter 2002**	
	Total change (9 months 2002/ 9 months 2001)		**Total change (3rd quarter 2002/ 3rd quarter 2001)**	
	In million €	**In % total**	**In million €**	**In % total**
	- 15.5	- 0.1%	**- 126.4**	**- 3.2%**
Inc. exchange rates:	- 320.0	- 2.7%	**- 235.7**	**- 5.9%**
Volumes:	+ 235.5	+ 2.1%	**+ 122.6**	**+ 3.3%**
Sales mix/ price:	+ 1.1	+ 0.0%	**- 42.7**	**- 1.1%**
Consolidation:	+ 68.0	+ 0.6%	**+ 29.3**	**+ 0.8%**

[1] Sales revenues for 9 months in 2001 recalculated at the rate on September 30, 2002

[2] Sales revenues for the 3rd quarter of 2001 recalculated at the rate on September 30, 2002

1. **Analysis of the components of the change in sales revenues**

As of September 30, 2002, sales revenues remained stable from the first nine months of 2001. When corrected for currency variations, sales revenues were up 2.7%. Sales expressed in tons were up 2.5%, reflecting contrasting performances depending on the sector.
The stable sales revenues reflect the following components:

- A **negative** impact of **–2.7%** related to changes in **exchange rates,** resulting from changes both in the US Dollar and Latin American currencies.
- A **positive** impact of **2.1%** reflecting the growth in **volumes** sold.
- A **sales mix/ price** effect, measured on a constant basis, that remained **stable.** The continued improvement in the price effect recorded over several years did not slip, but it was, however, offset by an unfavorable mix effect to the extent that, in comparison with the reference period, the growth in the Group's original equipment sales was faster than the growth in replacement sales.
- Finally, a positive **consolidation** effect of **0.6 %,** resulting primarily from the fact that the companies Michelin Romania and Shanghai Michelin Warrior were consolidated for the first time only in the 4th quarter of 2001.

2. **Change in world tire markets**

Passenger/Light truck (in unit)	**Assumption Michelin RT 2002 market**	**Replacement Market actual year to date 9 months**	**Assumption Michelin OE 2002 market**	**Original equipment market actual year to date 9 months**
Total	*N/A*	*N/A*	*N/A*	*N/A*
Europe[c]	0%	**+ 2.2%**	- 3%	**+ 1.1%**
North America[d]	- 1%	**- 2.9%**	+ 5%	**+ 7.1%**
South America	N/A	**- 20.8%**	N/A	**ND**
Asia	N/A	**+ 2.6%**	N/A	**ND**

Truck (in units)	**Assumption Michelin RT 2002 market**	**Replacement Market actual year to date 9 months**	**Assumption Michelin OE 2002 market**	**Original equipment market actual year to date 9 months**
Total	*N/A*	*N/A*	*N/A*	*N/A*
Europe[e]	- 2.7%	**- 1.9%**	- 3%	**- 5.3%**
North America[d]	+ 2.6%	**+ 3.6%**	+ 7.5%	**+ 7.7%**
South America	N/A	**ND**	N/A	**ND**
Asia	N/A	**ND**	N/A	**ND**

- in **Europe**

  The **Replacement Passenger/Light Truck** market was up 2.2% over the first 9 months. The long-term trends (decline in the mass market, sharp increase in high-performance and 4x4 segments) continued. The snow tire market posted an increase of nearly 15% compared with the same period in 2001, and explains most of the growth in the market. At this stage, these were primarily sales by manufacturers to distributors ("sell-in").

  The **Original Equipment Passenger/Light Truck** market was up 1.1% year to date since the beginning of the year (+ 5.8% in the 3rd quarter). However, this growth must be assessed by taking into consideration the fact that some car makers, for the first time in 2002, continued production in August. In addition, while auto production was down in Western Europe, it was up in Central Europe.

[c] Western Europe (15 principal markets) and Eastern Europe (excluding Community of Independent States)

[d] United States, Canada and Mexico

[e] Western Europe (15 principal markets) in replacement truck; manufacturer's original equipment, excluding trailer manufacturers

In the **Replacement Truck** segment, the Western European market declined 1.9% over the first nine months of the year. However, there was gradual improvement, quarter after quarter. Thus, in the 3rd quarter, the market returned to a level slightly higher than last year (+0.7% compared with the same period in 2001, versus a drop of 3.4% in the 1st half of 2002 against the 1st half of 2001).
The **Original Equipment Truck segment,** after a very sluggish first quarter (-17% from the 1st quarter of 2001), maintained a slightly higher level than last year, due primarily to exports outside Europe by European car makers (-5.3% over the first 9 months of 2002; +1.7% in the 3rd quarter).

- in **North America**
The **Replacement Passenger car/Light truck** market fell 2.9% over the first 9 months. This deterioration from the downturn recorded in the first half (-0.8%) must be assessed by taking into consideration the significant market impact of the June 2001 Ford recall of 13 million Firestone SUV tires.
In the **Original Equipment Passenger/Light Truck** market, the net improvement recorded since the end of 2001 continued in the 3rd quarter. The rate of growth in the SUV and Performance segments, as in the replacement segment, continued to be faster than market growth.
In the **Replacement Truck** market, the improvement begun in the first half of 2002 continued. As of September 30, 2002, it was up 3.6% compared with the first nine months of 2001. However, it should be noted that this period of 2001 posted a decline of more than 7% from the same period in 2000.
In the **Original equipment** segment, the market posted year-to-date growth of nearly 8% at the end of September (however, this must be placed in the context of a 32% drop over the first nine months of 2001). In effect, it appears that this segment, in the 3rd quarter, took significant advantage of early truck (class 8) purchases generated by the new pollution standards that took effect in October.

- In **South America,** the economic situation in the Spanish-speaking countries (Argentina, Venezuela, Chile, etc.) is a concern. While economic activity is still good in Brazil, the country is suffering from uncertainties related to the presidential election. These uncertainties have resulted in a new decline of the currency in relation to the US Dollar (-18% over the reference period).

- In **Asia,** the situation varies depending on the country.
The markets for original equipment passenger/light truck tires continues to grow in **China** and in South Korea, as does the Chinese replacement market for this type of tire. However, the Japanese market generally remains stable. Truck activity continues to suffer in Japan in a market down about 10% from last year. The Chinese market continues to grow well, particularly in the radial segment. Thailand's economy is also doing well.
- The **Middle-East Africa** region was marked by better economic conditions in Turkey and the resulting upturn in sales, both for passenger/light truck and trucks.

3. Change in Michelin business segments

Sales	9 months 2002 (in million €)	Δ 9 months 2002/2001 (in %)
Group	**11,686.2**	**- 0.1%**
Passenger car/light truck	5,948.8	+ 0.3%
Truck	2,938.2	+ 1.2%
Other segments	3,432.7	- 3.9%
Inter-sector eliminations	(633.6)	

Change in volume of sales
(change expressed in percentage, 9 months 2002/ 9 months 2001)

	Total Sales	Replacement	Original equipment[a]
Group	+ 2.5%	+ 2.1%	+ 3.4%

[a] Original equipment = sales to makers

(in tons[4])			
Passenger/light truck (in units[b])	+ 1.0%	+ 1.8%	- 0.5%
Truck (in units[b])	+ 1.9%	+ 1.9%	+ 2.0%
Other tire activities (in tons)	- 2.2%	- 2.2%	- 2.3%

3.1 Passenger car/Light truck

The Passenger car/Light truck segment benefited from steady, regular price increases in the last 2 years, and from the continued improvement in the class, product and brand mix.

Passenger car/light truck (in units) Year to date at 09.30.02	Total sales	Replace-ment	Replacement market	Original equipment	Original equipment market
Total	*+ 1,0%*	*+ 1.8%*	*N/A*	*- 0.5%*	*N/A*
Europe[c]	- 0.4%	+ 5.8%	+ 2.2%	- 9.7%	+ 1.1%
North America[d]	+ 1.3%	- 3.3%	- 2.9%	+ 10.7%	+ 7.1%
Other geographic regions[e]	+ 5.7%	+ 8.5%	N/A	+ 13.5%	N/A

- In the **replacement market** in **Europe**, the increase in volumes sold (+5.8% over the first 9 months, + 8.1% over the third quarter) is significantly greater than market growth, particularly in the VZ, 4x4 and snow tire segments. Michelin recorded new gains in market share in these segments.
  The price hikes of 3 to 4% announced in Germany, Switzerland, Austria and Italy, which became effective in the first 6 months, continued to hold firm. A similar increase occurred in the United Kingdom on August 1.
  In **North America,** the Group's sales fell 3.3% from the same period in 2001. The decline was particularly sharp in the 3rd quarter (-4,8%), even though it was lower than the collapse of the market. This was primarily the result of the very sharp increase in sales of SUV tires beginning in June 2001 and generated by the Ford recall of 13 million Firestone tires. Since Michelin contributed more than 30% to this recall, which is significantly higher than its average market share, the impact of the decline in this segment (-11.6% over the first 9 months, and – 21.7% over the 3rd quarter) on the Group's sales was automatically amplified.
  The price increases implemented on March 1 have held.

  In South America, the Group's performance has suffered from the consequences of the decline in the markets, particularly in Argentina.

  In **Asia**, the Group maintained its policy of selective growth, particularly in Japan, focusing on the segments with high added value.
  In China, greater-than-market growth continues. Sales of the Michelin brand were up 20%, while sales have doubled as a result of improvements in product quality and distribution, and the presence of the Warrior brand in the original equipment segment since the formation of the joint venture Shanghai Michelin Warrior in the summer of 2001.

[4] These are sales of tire products. Distribution sales, maps and guides and road bond activity are not included.

[b] i.e. in number of tires

[c] Western Europe (15 principal markets) and Eastern Europe (excluding Community of Independent States)

[d] United States, Canada and Mexico

[e] Asia, South America, Africa and the Middle East

- In the **original equipment** segment in **Europe**, the Group's continued efforts to re-balance sales between original equipment and replacement products and to improve the quality of the sales mix have led to an expected decline in volumes sold of 9.7%.
  Likewise, in **North America,** Michelin's strategy of targeted growth has allowed it to take advantage of market development, while continuing to improve its mix. The Group's sales continued to post better-than-market growth because of new gains in market share in the 3rd quarter in the "SUV" and "Performance" segments.

3.2 Truck

Sales revenues for this business were up 1.2% over the first nine months of the year.

This change reflects the combined impact of several factors, including:

- an unfavorable currency exchange effect;
- the downturn in European markets;
- the growth in the volumes sold in North America and Asia;
- the sharp decline in sales in Latin America;
- the stability of the price increases implemented in the replacement markets.

Thus, in the 3rd quarter, growth in sales volumes was 4.7% compared with the same period in 2001, even though it was only +0.5% in the first half.

Truck **(in units) Year to date 09.30.02**	**Total Sales**	**Replacement[5]**	**Replacement market**	**Original equipment**	**Original equipment market**
Total	*+ 1.9%*	*+ 1.9%*	*N/A*	*+ 2.0%*	*N/A*
Europe	- 2.0%	+ 0.3%	- 1.9%[6]	- 5.2%[7]	- 5.3%[8]
North America[d]	+ 8.8%	+ 4.3%	+ 3.6%[9]	+ 18.1%	+ 7.7%
Other geographic regions[e]	+ 1.1%	+ 1.7%	N/A	- 3.7%	N/A

- In the **European replacement market,** the Group's sales steadied slightly, particularly in the retread segment, in a market that fell 1.9%. In this context, the Group posted gains in market share.

  Price hikes of about 3% were announced in the major European countries (Germany, France, Spain, Italy, the United Kingdom, Poland, Benelux) to be implemented in December 2002.

  In **North America,** the growth in Group sales (+4.3%) remained relative. In effect, the Group lost significant market share in the 1st quarter of 2001, which was only partially recovered in 2002. In addition, the very strong growth in the Group's original equipment sales created tensions on replacement supply. The price increases implemented on March 1 held. An additional increase of up to 4% on certain sizes of the BFGoodrich brand was announced, effective November 1, 2002.

  In **South America,** the Group's sales were down, reflecting the expected impact of the downturn in the markets. However, price increases partially or entirely offset the impact of monetary devaluations, particularly in Brazil.

[5] These are new replacement tires. These figures do not include retread sales.

[6] European Union market + Switzerland

[7] Sales of tractors + trailers

[8] Tractor market

[9] Truck radial + bias market, United States + Canada + Mexico

In **Asia**, Michelin against posted an excellent sales performance at September 30 in China and, to a lesser extent in Thailand. Overall, sales of radial tires grew nearly 11% in Asia, in a market that represents close to 40% of the global truck tire market.

- In the **original equipment segment** in **Europe,** the Group's sales were in line with market trends. In **North America,** on the other hand, this segment posted a significantly stronger performance, resulting in substantial gains in market share.

3.3 Other business

At 3.4 billion euros at September 30, sales revenues for the other businesses of the Group were down 3.9% from the same period in 2001, a decline that appeared primarily in the third quarter (-7.7%). It should be noted that a large portion of the decline recorded in the 3rd quarter can be explained by the depreciation of the dollar in relation to the euro. This change particularly impacted dollar sales revenues in this segment: sales revenues for TCI because of the foreign exchange effect and the revenues for the Civil Engineering operations, which are primarily denominated in dollars, and Aircraft, where the US dollar is generally the reference currency for sales transactions.
With respect to distribution activities, **Euromaster** developed in difficult markets for retail sales of passenger car and light truck tires. In fact, it is only at the end of October/beginning of November that sales of snow tires to end users start ("sell-out") in the principal markets of Scandinavia and the Germanic countries. These sales, which are highly dependent on weather conditions, traditionally represent a significant percentage of the European replacement market in the 4th quarter. In the truck segment, under difficult market conditions in France and the Netherlands, Euromaster posted a satisfactory sales performance. ATS Euromaster posted new gains in fleet service in the United Kingdom.
Excluding the foreign exchange impact, sales for TCI continued to improve as the truck market in North America recovered, and its retread business grew.
In the **Civil Engineering** tire segment, the replacement markets and, in particular, the original equipment markets are still penalized by the situation in the world raw materials markets. As prices for raw materials continued to remain low because of the world economic slowdown, mining companies tend to limit their equipment purchases and cut back on their operations, particularly in North America. In this sluggish environment, sales volumes for the Group were down.
While the tire replacement markets for **agricultural machinery** remained depressed in both North America and Europe, the original equipment markets improved, which allowed the Group to maintain sales volumes and continue to improve its product and brand mix.
In a market impacted by the problems in air travel, sales for the **Aircraft** segment improved. The Group's volumes of **tires for Two Wheels** fell slightly in generally sluggish markets. Finally, the **wheel** sector continued to suffer from the downturn in the European steel wheel market and the excess production capacity of this industry in Europe.

Sales revenues for the third quarter

Sales revenues	3rd quarter 2002 (in million €)	Δ 3rd quarter 2002/2001 (in %)
Group	**3,865.2**	**- 3.2%**
Passenger/light truck	1,953.7	- 5.1%
Truck	1,003.9	+ 0.5%
Other activities	1,129.0	- 7.7%
Inter-sector eliminations	(221.4)	

The drop in sales revenues for the third quarter of 2002 from the same period in 2001 reflects, in large part, the impact of changes in foreign exchange rates, particularly the decline of the dollar (-9,3% against the euro).
At constant consolidation and exchange rates, sales revenues were up 2.1%.
The specific factors that affected the third quarter of 2001 should again be noted: most of the impact of the second Firestone recall in the SUV tire market, a strong downturn in sales in the United States in the second half of September after the attacks, and a sharp drop in the original equipment truck segment in North America.

Change in sales volumes
(change expressed in percentage, 3rd quarter 2002/ 3rd quarter 2001)

	Total Sales	Replacement	Original equipment [a]
Group (in tons[11])	+ 3.5%	+ 1.4%	+ 9.4%
Passenger/light truck (in units[b])	+ 2.2%	+ 2.1%	+ 2.4%
Truck (in units[b])	+ 4.7%	+ 1.8%	+ 12.7%
Other tire activities (in tons)	- 3.2%	- 4.7%	+ 0.8%

Passenger/Light truck (in units)	**Total Sales**	**Replacement**	**Replacement market**	**Original equipment**	**Original equipment market**
Total	*+ 2.2%*	*+ 2.1%*	*N/A*	*+ 2.4%*	*N/A*
Europe[c]	+ 2.5%	+ 8.1%	+ 5.6%	- 8.0%	+ 5.8%
North America[d]	- 0.2%	- 4.8%	- 6.5%	+ 11.1%	+ 9.2%
Other geographic regions[e]	+ 11.5%	+ 14.6%	ND	+ 20.5%	ND

Truck **(in units)**	**Total Sales**	**Replacement[12]**	**Replacement market**	**Original equipment**	**Original equipment market**
Total	*+ 4.7%*	*+ 1.8%*	*N/A*	*+ 12.7%*	*N/A*
Europe[c]	+ 2.5%	+ 3.4%	+ 0.7%[13]	+ 1.0%[14]	+ 1.7%[15]
North America[d]	+ 12.1%	+ 1.6%[16]	+ 6.0%[17]	+ 39.5%	+ 27.4%
Other geographic regions[e]	- 0.1%	+ 0.2%	N/A	- 1.9%	N/A

[a] Original equipment = sales to auto makers

[11] These are sales of tire products. Distribution sales, maps and guides and road bond activity are not included.

[b] i.e. in number of tires

[c] Western Europe (15 principal markets) and Eastern Europe (excluding Community of Independent States)

[d] United States, Canada and Mexico

[e] Asia, South America, Africa and the Middle East

[12] These are new replacement tires. These figures do not include retread sales.

[13] European Union market + Switzerland

[14] Sales of tractors + trailers

[15] Tractor market

[16] Sales Replacement radial + bias, all brands, USA + Canada + Mexico

[17] Truck radial + bias market, United States + Canada + Mexico

SEC File #82-3354

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
(Michelin et Cie)

Limited Partnership with a Capital of 283 585 460 €
Head Office : 12, cours Sablon, 6300 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

Consolidated Sales (not including Tax)
(In millions of Euros)

	2002	2001
From 1st January to 31st March	3 842	3 691
From 1st January to 30th June (Total for the first six months)	7 821	7 710
From 1st January to 30th September (Total for the first three quarters)	11 686	11 702
From 1st January to 31st December (Total for financial year)	15 645	15 775